EXHIBIT 99.2


Telkom SA Limited
Registration no. 1991/005476/06
JSE and NYSE share code: TKG
ISIN: ZAE000044897

Telkom Group interim results
for the six months ended September 30, 2007


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Special note regarding forward-looking statements
All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. "Key Information-Risk Factors," of Telkom's most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom's website at www.telkom.co.za/ir, including, but not limited to any changes to Telkom's mobile strategy and its ability to successfully implement such strategy and organisational changes thereto, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government's other positions in the telecommunication industry; the outcome of


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regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission; its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities leasing services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication - Related Information Act; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in our expectation.
The information contained in this document is also available on Telkom's investor relations website

http://www.telkom.co.za/ir

Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.


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1 Overview
 Johannesburg, South Africa - November 19, 2007, Telkom SA Limited (JSE and
NYSE: TKG) today announced reviewed Group results for the six months ended September 30, 2007.
The Group announced a 15.1% decline in headline earnings per share compared to the six months ended September 30, 2006. The performance is primarily reflective of price reductions and value propositions through bundled services offered by the fixed-line company together with increased operational expenditure as a result of the fixed-line business continued drive to improve customer services, maintain and improve the network and build a first class Next Generation Network
(NGN) capable of delivering converged Information, Communication and Technology
(ICT) services to its customers in South Africa and Africa. Vodacom once again delivered a commendable performance.

Group Financial Key Performance Areas For The Six Months Ended
September 30, 2007
o Group operating revenue up 8.3% to R27,227 million
o 4.8% decline in group operating profit to R7,313 million
o 37.5% group EBITDA margin
o 50.9% net debt increase to R17,732 million, and a net debt to equity ratio of 60.0%
o Headline earnings decreased by 15.1% to 742.3 cents per share
o Basic earnings decreased by 16.6% to 724.3 cents per share
Statement by Reuben September, Acting Chief Executive Officer:
"The Telkom Group has delivered continued revenue growth largely as a result of the 17.2% revenue growth delivered by the Vodacom Group. The fixed-line segment's revenue increased by 0.5% to R16,108 million. This performance is primarily reflective of the increased competition in the telecommunications landscape together with Telkom's commitment to reducing the cost of telecommunications services through price reductions and significant value propositions to our customers.
Telkom has embarked on its mobile review strategy in order to drive the value of a converged services offering through the NGN for the benefit of the South African and other African countries' consumer and for the benefit of our shareholders. In addition, Telkom is undergoing a structural transformation in order to leverage efficiencies and capability management within the fixed-line business. The fixed-line segment faces significant operational challenges as a result of increasing competition, fixed to mobile substitution, deregulation and rapidly changing business models within the ICT sector. It is therefore imperative that the fixed-line business strives towards an integrated


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offering to defend and grow its revenue streams. These strategic initiatives are essential to the future strength of Telkom's offering.
Vodacom again delivered an exceptional performance increasing its total subscriber base 22.6% to 31.6 million customers for the six months ended September 30, 2007 and maintaining its EBITDA margin at 33.3% compared to 33.8% in the six months ended September 30, 2006 .
Telkom's infrastructure building process is progressing well. We are proceeding according to our timelines and are significantly increasing the network bandwidth, capacity and availability of advanced solutions. It is vital that we deliver the capacity to all our customers especially as applications grow more and more bandwidth hungry. Telkom is also a key partner in delivering the 2010 World Cup Soccer to the global community and our ability to do so seamlessly is dependant on the investment in our network. We believe that the acquisitions of Africa Online and Multi-Links provide a good platform for execution of our Pan African Service Provider Strategy which intends to expand the international connectivity and availability of internet and data solutions to major African cities as well as expand the global footprint for South African Multinational companies. The creation of Telkom Media will provide Telkom with another converged service offering and the deployment of NGN transport and access technologies, products and services will enhance Telkom`s ability to diversify and grow its revenue streams. We acknowledge that Telkom faces many challenges but are also excited about the new opportunities presenting themselves through the opportunity to provide converged products and services."
Financial Performance
Group operating revenue increased 8.3% to R27,227 million, while operating profit decreased by 4.8% to R7,313 million. The Group EBITDA margin decreased to 37.5% as at September 30, 2007, compared to 40.7% at September 30, 2006, mainly due to higher fixed-line operating expenditure which decreased the fixed-line EBITDA margin by 13.0% to 38.2% as at September 30, 2007 (September 30, 2006:
43.9%). The EBITDA margin for the mobile business decreased marginally from 33.8% to 33.3% as at September 30, 2007, primarily due to declining ARPUs as a result of increased lower spending customers connected.
Headline earnings per share decreased by 15.1% to 742.3 cents per share and basic earnings per share decreased by 16.6% to 724.3 cents per share. The reduced earnings can be attributed to a decrease in operating profit due to a 13.8% increase in operating expenses and a 122.4% increase in finance charges.
An aggressive


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marketing initiative comprising the bundling of services at discounted rates and a reduction in tariffs, together with increased investment in materials and maintenance to improve the reliability of the network and improve customer services has led to the increase in operational expenditure. Depreciation has also increased as a result of the capital expenditure programme and changes in the fair value of financial instruments arising from the stronger rand as well as the increased cost of funding and have contributed to the decline in net profit for the period.
Cash flows from operating activities decreased 11.5% to R683 million, cash flow utilised in investing activities increased by 71.3% to R7,028 million and cash flows from financing activities increased from R817 million used in financing activities to R4,520 million received from financing activities during the six months ended September 30, 2007. Our group net debt to equity ratio of 42.0% at September 30, 2006 has increased to 60.0% at September 30, 2007 now within our targeted net debt to equity range of 50% to 70%.


Summary Group Financial Results

                                                            Year ended                  Six months ended
                                                             March 31,                    September 30,
In ZAR millions                                                   2007               2006           2007                %
Operating revenue                                               51,619             25,147         27,227              8.3
Operating profit                                                14,470              7,685          7,313            (4.8)
EBITDA1                                                         19,785             10,225         10,214            (0.1)
Capital expenditure2                                            10,246              4,190          4,443              6.0
Operating free cash flow                                         3,728              1,396          (633)          (145.3)
Net debt                                                        10,026             11,751         17,732             50.9
Basic EPS (ZAR cents)                                          1,681.0              868.1          724.3           (16.6)
Operating profit margin (%)                                       28.0               30.6           26.9
EBITDA margin (%)                                                 38.3               40.7           37.5
Net debt to equity (%)                                            31.3               42.0           60.0
After tax operating return on assets (%)3                         22.7               11.9            9.2
Capex to revenue (%)3                                             19.8               16.7           16.3

1. EBITDA and headline earnings have been reconciled to net profit - Refer to page 58.
2. Including spend on intangibles
3. Not annualised


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Operational Data
The following data represents the operational data for the Group's fixed-line, mobile and other segments:


                                                                                             As at
                                                      As at March 31,                    September 30,
                                                                 2007               2006             2007               %
Fixed-line data
Fixed access lines ('000)(1)                                    4,642              4,675            4,621           (1.2)
Postpaid - PSTN                                                 2,971              2,996            2,950           (1.5)
Postpaid - ISDN channels                                          718                708              735             3.8
Prepaid                                                           795                807              782           (3.1)
Payphones                                                         158                164              154           (6.1)
Fixed-line penetration rate (%)                                   9.8                9.9              9.8           (1.0)
Revenue per fixed access line (ZAR)                             5,276              2,611            2,588           (0.9)
Total fixed-line traffic (millions of minutes)                 29,344             15,068           13,762           (8.7)
  Local                                                        16,655              8,658            7,114          (17.8)
  Long distance                                                 4,250              2,297            2,347             2.2
  Fixed-to-mobile                                               4,103              2,014            2,093             3.9
  International outgoing                                          558                265              305            15.1
  International VoIP                                               38                 20               22            10.0
  Interconnection                                               3,740              1,814            1,881             3.7
   Mobile interconnection                                       2,419              1,170            1,226             4.8
Fixed interconnection                                               -                  -               16               -
   International interconnection                                1,321                644              639           (0.8)
Managed data network sites                                     21,879             19,890           23,224            16.8
Internet subscribers(2)                                       305,013            300,570          337,853            12.4
ADSL subscribers(3)                                           255,633            190,172          335,112            76.2
Calling plan subscribers                                      288,881            180,168          396,589           120.1
Fixed-line employees (excluding subsidiaries)                  25,864             25,826           25,570           (1.0)
Fixed access lines per fixed-line employee(4)                     180                181              181               -
Mobile data(5)
Total customers ('000)                                         30,150             25,753           31,564            22.6
South Africa
Mobile customers ('000)                                        23,004             20,201           23,297            15.3
  Contract customers                                            3,013              2,675            3,409            27.4
  Prepaid customers                                            19,896             17,440           19,790            13.5
  Community services telephones                                    95                 86               98            14.0
Mobile churn (%)                                                 33.8               43.0             45.9             6.7


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
  Contract churn                                                  9.7               11.0              8.3          (24.6)
  Prepaid churn                                                  37.5               47.7             51.9             8.8
Estimated mobile market share (%)(6)                             57.7               59.0             56.0           (5.1)
Mobile penetration (%)                                           84.2               72.2             86.8            20.2
Total mobile traffic (millions of minutes)(7)                  20,383              9,669           11,024            14.0
Mobile ARPU (ZAR)                                                 125                124              119           (4.0)
  Contract ARPU                                                   517                528              487           (7.8)
  Prepaid ARPU                                                     63                 61               59           (3.3)
  Community services                                              902              1,017              711          (30.1)
Number of mobile employees(8)                                   4,577              4,315            4,716             9.3
Mobile customers per mobile employee                            5,026              4,682            4,940             5.5
Other African countries
Mobile customers ('000)                                         7,146              5,552            8,267            48.9
Number of mobile employees                                      1,404              1,184            1,524            28.7
Number of mobile customers per
mobile employee                                                 5,090              4,689            5,425            15.7
Other data
Africa Online
Number of subscribers                                          14,542                  -           14,411               -
Multi-Links
Number of subscribers                                         185,619                  -          262,431               -

1. Excludes Telkom internal lines of 109,000 (September 30, 2006: 108,000).
2. Includes Telkom Internet ADSL, satellite and dial-up subscribers.
3. Excludes Telkom internal lines of 523 (September 30, 2006: 397).
4. Based on number of fixed-line employees, excluding subsidiaries.
5. 100% of Vodacom data.
6. Based on Vodacom estimates.
7. Traffic for the six months ended September 30, 2006 was restated to exclude packet switch data traffic.
8. Includes Holding company and Mauritius employees.


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2 Operational overview
Positioning Telkom For The Future
Telkom is positioning itself to take advantage of the future converged services environment that is fast becoming global best practice and particularly so for the incumbent fixed-line operators.
The competitive landscape has changed radically over the last few years with the mobile operators, Internet Service Providers and Value Added Network service providers increasingly entering what has traditionally been the fixed-line domain. Neotel is also building its network and services capabilities, albeit slower than initially anticipated, and the regulatory environment is geared to generate competition in the fixed-line environment. As a result, we are seeing fixed-line revenue being eroded through both competition and price reductions which are necessary to defend and grow revenue also benefiting of the South African consumer through lower telecommunication service costs.
In order to counteract this negative revenue trend, Telkom is developing the capabilities to offer the full suite of converged services that encompass fixed, mobile, data and multimedia services. Our investment in our Next Generation Network (NGN) will allow us to offer these products and services and will provide us with the ability to offer premium customer service through the intelligence and speed of this internet protocol based network. Telkom believes that these new products and services will compete effectively and provide us with the ability to counteract price reductions. The NGN is also vital to ensuring South Africa's ability to communicate with global operators utilising similar technology and to provide the speeds, functionality and reach to service South African companies expanding beyond our borders.
Telkom's pursuit of an integrated business model to deliver converged services has led to the review of our mobile strategy announced at the annual results presentation for the year ended March 31, 2007 held on June 13, 2007. Subsequent to this announcement, Telkom released a cautionary announcement on September 3, 2007 advising shareholders that it had entered into discussions with Vodafone Group Plc and MTN Group Limited. On October 11, 2007 a further cautionary announcement was issued advising shareholders that talks are on-going and to continue exercising caution when dealing in the company's securities. There can be no guarantees that Telkom's mobile strategy will change or that any change will be successfull.
Vodacom Delivers Strong Performance
Vodacom again performed exceptionally well in the six months to September 30, 2007 delivering 17.2% growth in revenue to R22,815


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million (Telkom Group 50% share: R11,407 million) with a South African market share of approximately 56%. Vodacom increased its profit from operations by 15.0% to R5,714 million (Telkom Group 50% share: R2,856 million) and increased net profit by 17.5% to R3,658 million (Telkom Group 50% share: R1,829 million) and, in the face of declining ARPUs primarily as a result of lower income segment customer connections and aggressive drives to attract and retain customers, admirably delivered a 33.3% EBITDA margin down 1.5% from the 33.8% EBITDA margin achieved for the six months ended September 30, 2006.
Vodacom's total customer base increased by a net of 5.8 million customers to
31.6 million customers as at September 30, 2007. South African mobile customers increased by 15.3% to 23.3 million (September 30, 2006: 20.2 million) for the six months ended September 30, 2007, reinforcing Vodacom's market leadership position in South Africa. Vodacom's other African operations customer base grew by 41.8% to 3.7 million (September 30, 2006: 2.6 million) customers in Tanzania, by 56.8% to 3.2 million (September 30, 2006: 2.0 million) customers in the Democratic Republic of Congo, by 39.5% to 332 thousand (September 30, 2006: 238 thousand) customers in Lesotho, and by 55.5% to 1.1 million (September 30, 2006:
694 thousand) customers in Mozambique. Vodacom has implemented a supplementary disconnection rule that will disconnect inactive prepaid SIM cards after 13 months of being kept in an active state by call forwarding to voicemail only and having not had any other revenue generating activity on the Vodacom network. This rule has led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007, increasing churn on the prepaid customer base to 51.9% for the period under review. Prepaid churn was 47.7% for the six months ended September 30, 2006. This rule change will however provide a better reflection of active prepaid SIM cards on the network and is expected to bolster ARPUs. Vodacom's focus on customer care and retention saw South African contract churn at 8.3% (September 30, 2006: 11.0%). The blended South African ARPU over the year was R119 (September 30, 2006: R124) supported in part by the clean-up of the subscriber base.
Vodacom's data revenue increased by 45.2% to R2,096 million (Telkom Group 50% share: R1,048 million) for the six months ended September 30, 2007 contributing 9.2% for the six months ended September 30, 2007 (September 30, 2006: 7.4%) to mobile operating revenue.
Vodacom's other African operations contributed 11.0% (September 30, 2006: 9.7%) to revenue for the six months ended September 30, 2007 with 8.3 million (September 30, 2006: 5.6 million) customers


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as of September 30, 2007. These operations constitute 26.2% of Vodacom's total customer base. All of Vodacom's other African operations, with the exception of Vodacom Mozambique, are profitable. Mozambique remains a tough market but the outlook, and particularly the competitive landscape, has improved and we continue to believe that in the medium to long-term it will contribute to the overall growth of Vodacom.
Vodacom continues to pursue attractive acquisition opportunities in Africa. Defensive Strategies Affect Fixed-Line Revenue
Data products and high-value added services coupled with innovative products and solutions has led to an increase in Telkom's fixed-line's revenue of only 0.5% to R16,108 million for the six months ended September 30, 2007. Revenue from local calls decreased by 9.6% to R2,125 million, affected primarily by the loss of dial-up minutes due to our ADSL rollout and cannibalisation by our bundled products and mobile services. Revenue from long distance calls decreased by 14.9% to R1,219 million primarily as a result of a 10% tariff decrease on August 1, 2006 and a 10% decrease on August 1, 2007. These tariff decreases were partly offset by a 2.2% increase in volumes. Revenue from fixed to mobile calls increased by 0.2% to R3,794 million primarily as a result of increased volumes of 3.9%. Tariffs on international calls were reduced by an average of 9.9% on August 1, 2006 and an average of 9% on August 1, 2007 leading in part to a pleasing 15.1% increase in volumes and a 1.0% increase in revenue to R498 million. Interconnection revenue increased by 6.7% to R833 million. Subscription revenue increased by 16.7% to R3,559 million primarily reflecting our tariff rebalancing in this area with rental tariff increases of 8% on August 1, 2006 and by 12% on August 1, 2007. Data revenue increased by 9.8% to R3,975 million despite tariff reductions on our data products and an average reduction of 9% on August 1, 2006 and by an average of 12% on August 1, 2007.
The revenue mix is clearly indicative of Telkom's defensive strategies. Large global and corporate customers have benefited from Telkom's value propositions through term and volume discounts in return for longer-term contracts. The Closer bundles have seen a 75.4% increase in revenue and Supreme Call revenue has increased tenfold over the comparative reporting period. As a result, annuity revenue, which excludes line installations, reconnection fees, CPE sales and any usage or traffic related revenue, has increased by 14.6% to R3,340 million. Telkom believes that its focus on its revenue opportunities from data and high-value added


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services as well as the innovative products and solutions being developed in line with the Next Generation Network roll-out.
ADSL Performance
ADSL subscribers grew by 76.2% to 335,112 subscribers for the six months ended September 30, 2007 over the comparative reporting period and have grown by 31.1% since March 31, 2007. Continued growth is expected to be stimulated by the commoditisation of ADSL, the Do Broadband offering, the Self Install Option, DSL port automation and wholesale services. Telkom is currently on track to reach its target of 420,000 subscribers for the year ending March 31, 2008. Telkom aims to achieve ADSL penetration of 15% - 20% of fixed access lines by 2010/2011 with the introduction of new service offerings and aggressive price reductions. Internet customers, including dial-up subscribers, ADSL customers powered by Telkom Internet and Internet satellite subscribers have increased by 12.4% to 337,853 customers as at September 30, 2007. The commoditisation of the ADSL product has resulted in a larger resource pool being made available for ADSL installations leading, together with the impact of the Self Install Option, to a further reduction in the average time to install (ATTI) to 21 working days from the 23 working days achieved for the year ended March 31, 2007. The Service Level Target as per ICASA's ADSL Regulations is 30 working days and Telkom is pleased to have achieved this target which is easier to do for non-build orders that already have infrastructure provisioned when the order is placed. Telkom is also proud of the fact that only 19% of orders received where infrastructure still needs to be built are outside the 30 day Service Level Target.
The introduction of Telkom's Self Install Option is expected to continue to improve the ATTI. As at March 31, 2007, 34% of all ADSL installations were done through the Self Install Option. As at September 30, 2007, 59% of all ADSL installations were Self Installs. The Self Install Option has had a significant impact on the net monthly installs with the months of August 2007 and September 2007 exceeding the monthly install target by 11% and 28% respectively.
Further effort has gone into improving our customer satisfaction levels. DSL automation has automated the port allocation resulting in fewer errors and further reducing the lead time associated with the allocation of a DSL port in the fulfillment process. A broadband demand register has been set up to hold orders that cannot be serviced due to infrastructure constraints. This intelligence is being used to align our DSL build programme with actual demand. In addition, the Broadband Service Assurance Solution being developed will provide users with self-help and


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self-diagnostic tools. This is particularly important to Internet Service
Providers who will be able to provide first line maintenance and support capabilities, improving their customer service. The launch of the wholesale ADSL product offering in April 2007 has contributed to the growth of ADSL with 2,545 services being sold during the period ended September 30, 2007. Our ADSL footprint coverage has increased to 89% up from 82% at March 31, 2007. In addition, Telkom has increased its footprint in traditional townships to 69%. In extending and complimenting our ADSL footprint Telkom has increased WiMAX capable base stations to 27 sites now active on the network, up from 14 sites at March 31, 2007. Our target at this stage remains to build a further 71 WiMAX capable base stations.
Explosive Broadband Demand
Demand for broadband has been explosive as corporate data solutions demand additional capacity, the Do Broadband portal delivers more content and demand for international content continues to grow, particularly from the mobile operators as a result of the price decreases in 3G and HSDPA by the mobile operators. Revenue from cellular operator fixed-links has increased by 12% to R899 million (September 30, 2006: R803 million) for the six months ended September 30, 2007. Growth in mobile data revenue of 45.2% to R1,048 million (September 30,2006: R722 million) for the six months ended September 30, 2007 is mainly due to data initiatives such as 3G, HSDPA, Vodafone Live!, Vodafone Simply, Blackberry(R) and the continued popularity of SMS. In addition, revenue from managed data network sites has increased by 22.7% to R313 million (September 30, 2006: R255 million) and the number of sites have increased by 16.8% to 23,224 sites at September 30, 2007 over the comparative reporting period. Revenue from virtual private networks has increased by 34.4% to R215 million (September 30, 2006: R160 million) for the six months ended September 30, 2007.
Diversifying Revenue Streams
Recognising that Telkom's traditional voice revenue is diminishing, Telkom has increased its focus on data products and value added services. In addition, Telkom has initiated the process to further diversify its revenue streams through the creation of Telkom Media and the acquisition of Africa Online and Multi-Links.
Africa Online
During February 2007, Telkom acquired 100% of the issued share capital of Africa Online for a total cost of R150 million ((pound)10.32 million). As the largest Pan-African ISP in sub-Saharan Africa, Africa Online offers a wide range of services to suit a variety of customer needs. With operations in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zimbabwe and Zambia, Africa Online is positioned to provide both individuals and organisations alike with scalable solutions based on each client's specific needs.
Africa Online's investment approach focuses on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries. Africa Online will seek to grow its presence from 9 to 15 countries within 3 years. With the evident lack of fixed infrastructure on the continent, Africa Online's growth plans will be achieved through the expansion of its wireless and satellite networks. The focus will be on increasing its wireless broadband infrastructure roll-out particularly in East and West Africa. In addition to its corporate wireless service, Africa Online will seek to drive Broadband VSAT services particularly to corporates and multi-nationals.
The synergistic opportunities between Africa Online and Telkom include VSAT services, international voice termination where Africa Online is licensed to provide voice services, Telkom providing telecommunications services to Africa Online's customer requirements in South Africa and Africa Online providing Telkom Internet services to its customer base.
An aggressive penetration of the wireless broadband market is planned for current consumer and small business markets in Kenya, Tanzania and Ghana with new deployments planned for early 2008. Africa Online will seek to position itself as a leading Pan African ICT provider as it expands into new African markets and provides services through Telkom into South Africa and through its growing affiliate network. Utilising this footprint on the continent, Africa Online is forming key strategic partnerships with multinationals, major carriers and virtual network operators in Africa and Europe to provide services to its customers on the continent.
Africa Online's revenue for the six months ended September 30, 2007 was R 46 million, EBITDA margin stood at 2.2% and net operating loss at R5 million. The net operating loss is as a result of significant interest charges. Africa Online is not expected to have a positive cash flow until at least in the year ending March 31, 2010. Africa Online is seeking to grow its subscribers across all product ranges from 14,411 on September 30, 2007 to 16,600 in March 2008. Capital expenditure is estimated at approximately R80 million (USD 11.6 million) for the year ending March 31, 2008.

Multi-Links
Multi-Links, a Private Telecommunication Operator in Nigeria in which Telkom holds 75% of its share capital, has a Unified Access License allowing fixed, mobile, fixed-wireless, international and data service, was acquired in April 2007 for R1,985 million (USD280 million).
Multi-Links will focus on brand awareness and promotional campaigns to increase its revenue from fixed-wireless and mobile customers and will offer easy to understand high-value bundles, differentiated on voice quality and service. Broadband internet with ISP services targeting high value bundles and high quality IP NGN services are planned to be launched for Government, Corporate and Business customers.
Critical to its business plan is the aggressive roll out of infrastructure. Multi-Links' technology and network strategy is relying on a green fields scenario due to the relatively small size of the installed base. The network expansion plans therefore utilise the latest technologies, allowing for maximising network efficiencies, minimising network operational costs while also having the capability to support and offer "new wave" service on one standardised network.
The core network expansion plans are based on NGN Soft Switches and Media Gateways, NGN-SDH transmission, a national fibre optic network and international connectivity that has fibre access to the international submarine fibre network. In the Access network, a combination of CDMA 20001X EV-DO and Metro Ethernet technologies will be used for rapid deployment of services.
A suite of IP Enterprise Solutions will be designed to allow Multi-Links to differentiate its offer to various segments, while maintaining good value at the right price with national coverage. Multi-Links also plans to launch carrier quality wholesale voice, data and internet bandwidth in Nigeria. These services carried over the NGN architecture are expected to offer the wholesale market improved reliability, access to higher bandwidth and quality through service level guarantees.
Capital expenditure is estimated at approximately R1,576 million (USD 229 million) for the year ending March 31, 2008.
Telkom Media
Telkom SA created Telkom Media (Pty) Ltd early in 2006, a joint venture to explore various avenues in the information, communications and entertainment
(ICE) environment; including cable and satellite subscription broadcast television, online and content services. Other partners in the joint venture are Videovision Entertainment, MSG Afrika Media and WDB Investment

Holdings (Pty) Ltd. This shareholding combines a wealth of electronic media expertise.
On August 31, 2006 Telkom Media applied for a commercial satellite and cable subscribers broadcast licence. The Independent Communication Authority of South Africa (ICASA) granted Telkom Media a commercial satellite and cable subscription broadcast license in September 2007. Telkom Media's vision is to be Africa's "digital media provider of choice" and it is developing a set of new digital media services to address the diverse needs of both the consumer and business markets. Telkom Media will seek to provide services through a wide range of digital platforms, positioning itself in new high growth areas of the information, communication and entertainment market.
Based on our research we believe that there is clear market space for a new pay TV proposition in the South African market (over 40% of South African households). There is currently a market that does not believe the current pay-TV offerings match their particular requirements. At present, this segment is untapped, but represents a significant and under-served market which we believe can be effectively served given an appropriately priced and packaged pay TV offering. We believe that more flexibility in the structure of packages will pave the way for greater affordability, allowing us to offer multi-channel television that represents value for money.
In addition, our Triple Play focus group research demonstrates that in addition to demand for pay TV services, there is significant interest in the enhanced information, communications and entertainment experiences that are enabled by IP-based platforms. This suggests the South African market can support an advanced convergent IPTV proposition.
The target audience will be the universal television audience.
o The satellite service is expected to focus on the middle LSMs.
o The IPTV service is expected to focus on the upper LSMs.
We will seek to provide multi-channel television with an element of choice and value for money that is not currently available to the market. In addition, Telkom Media's funding required for the year ending March 31, 2008 is estimated at R803 million.
Telkom Media will seek to launch a satellite bouquet of between 40 and 50 channels. The company has secured exclusive access to a number of premium international channels, with high brand equity and entertainment value. While premium soccer, rugby and cricket rights are unavailable for the next few years, Telkom Media is in the process of securing exclusive rights to alternative offerings. The company will also be commissioning exclusive, high-profile entertainment content locally.

Improving Customer Service
Improved customer service is vital to defending and growing revenue. Sustainable and profitable growth in the customer base requires creating and strengthening capabilities focused on managing customer relationships and learning from acquired customer information. This will allow Telkom to manage the customer experience and anticipate customer needs.
A Customer Centricity Office was established in May 2006 to formulate a Customer Centricity Roadmap. Sixty seven initiatives were developed to build foundational customer centricity capabilities. Thirty eight of those have already kicked off. A key tenent of the drive is to "treat different customers differently". Telkom's customer service was previously structured around different functions and different products. Telkom is currently designing its systems and structures around different customer groupings, particularly as customers now demand service on multiple functions and products. Customer segmentation based on value will allow Telkom to understand customer equity better and to give additional value and services to high-value customers. Understanding an individual customer's breakeven point and anticipating their future requirements will allow Telkom to intelligently determine value enhancers and cross selling opportunities of products designed to meet and exceed the breakeven point. Telkom's call centre master plan has been designed to compliment customer segmentation through dedicated agents for high value customers, upfront identification and routing of complex calls to specialised agents and upfront resolution of high volume simple calls by a universal agent. This is a vital element in making it easier for our customers to do business with us. The roll-out of the plan is expected to commence soon.
Part of Telkom's Customer Centricity drive is also improving the service delivery processes. This is evident in the improvement in the DSL installation and assurance processes. Telkom is currently working on improving sub-rate installations, specific solutions and enhanced DSL process improvement. Competitive Pricing And Volume Growth
Telkom announced an overall average tariffs decrease on our regulated basket of products and services of 1.2%, which became effective on August 1, 2007.
Telkom expects that its future tariff rebalancing will continue to focus on the relationships between actual costs and tariffs of Subscription and Connections and Traffic in order to more accurately reflect underlying costs and to capture volume. The reduction of telecommunication costs should benefit all South Africans and contribute positively to the economy.
KEY NEXT GENERATION NETWORK, CAPACITY AND PRODUCT DEVELOPMENTS
Telkom is in the 3rd year of its NGN build out programme. Customer demands and global standards necessitate the provision of services and particularly bandwidth that is only possible utilising the intelligence of an NGN system. Further to the information supplied in the results presentation for the year ended March 31, 2007, the following achievements are worth mentioning:

o An increase of the ADSL footprint to 2501 DSLAMs.
o 52 Metro Ethernet sites deployed in Gauteng and Western Cape using 10Gbit and 1Gbit line systems.
o Dense Wave Division Multiplexing (DWDM) system capable of forty 10Gbit/s signals over a single pair of fibre. The first system was deployed between Gauteng and Durban. The full deployment of this technology provided the potential to increase transport bandwidth capability.
o Automatic self-healing re-routing of bandwidth on national layer.
o National and local transport network increased by 167 nodes growing the network bandwidth potential by 1.2Tbit/s. Further expansion is planned which will increase the bandwidth potential by 2.2 Tbit/s.
o Network Interactive Voice Response System deployed which offers advanced speech services such as automated speech recognition and a text-to-speech applications enabling Corporate customers and Telkom to enhance their voice systems.
o Diginet and Diginet Plus services are being increased through the further installation of 6 core nodes. A further 3 core nodes are in planning phase. The bandwidth potential will increase by 86Gbit/s.
o 8,000 2Mbit/s equivalent links have been provided to mobile cellular operators in the six months ended September 30, 2007 - a 13.5% increase in bandwidth.
o IMAX has been introduced into the system and is ready to carry traffic. IMAX has the ability to carry narrowband and broadband services for wire line legacy and converged services.
Telkom spent R2,647 million (September 30, 2006: R2,599 million) during the six months ended September 30, 2007 on its capital expenditure programme. This is in line with its five year R30 billion capital expenditure programme. Projects are considered in terms of the Internal Rate of Return. Existing infrastructure is optimised to decrease capital requirements for service provisioning. It is estimated that Telkom will spend approximately

R7.0 billion on fixed-line capital expenditure in the financial year ending March 31, 2008.
Fixed-Line Operating Expenses - Reflective Of Company and Network Transformation Telkom group posted a 13.8% increase in operating expenses for the six months ended September 30, 2007 in line with the 12.3% increase recorded at the year ended March 31, 2007. The fixed-line operating expenses increased by 6.6% to R12,011 million (September 30, 2006: R11,272 million) for the six months ended September 30, 2007. The increase in operating expenses is reflective of the running of the legacy and NGN elements to the networks and the extensive effort to improve and develop new systems, services and products. This is particularly evident in the increase in maintenance by 12.0% to R1,044 million (September 30, 2006: R932 million) for the six months ended September 30, 2007. Preserving the legacy systems remains vital to servicing our customers until the NGN is fully in place. Salaries and wages also increased by 12.6% to R2,770 million (September 30, 2006: R2,460 million) reflecting the annual salary increases and incentives to retain our employees whose specialists skills are in short supply and highly attractive to our competitors. The capital expenditure programme, strategy and an impairment of certain information support systems impacted on depreciation, amortisation, impairments and write-offs which has increased by 8.9% to R1,868 million for the six months ended September 30, 2007 (September 30, 2006: R1,715 million).
Increasing Share Allocations
On September 4, 2007 Telkom's Board of Directors enhanced the allocation of shares to employees in terms of Telkom's Conditional Share Plan to enhance its support of Telkom's reward strategy, specifically in terms of appropriately incentivising employees and enhancing Telkom's ability to attract and retain top talent. The revised allocations will not only enable Telkom to attract, motivate and retain employees but will also work towards promoting performance as a motivational aspect in sharing in the wealth created by the company through achieving targets in line with Telkom's strategic intent.
The Board allocated 6,089,810 shares to employees with a grant date of September 27, 2007 and enhanced the November 2006 grant by an additional 4,966,860 shares. This share based compensation expense for the six months ended September 30, 2007 was R26 million.
Management Restructuring

Subsequent to the interim results period ended September 30, 2007 Telkom announced a restructuring of its Executive Committee to consist of the following positions and employees:
Chief Executive Officer - Reuben September (Acting)
Responsible for strategic and operational oversight of the entire Group.
Chief of Finance - Deon Fredericks (Acting)
Responsible for treasury, accounting, procurement and internal audit.
Chief of Operations - Motlatsi Nzeku
Responsible for network infrastructure provisioning, network field operations, network core operations, retail sales and marketing, call centres and information operations.
Chief of Global Operations and Subsidiaries - Thami Msimango
Responsible for global and local subsidiaries, sales and marketing operations for multinational and wholesale customers.
Chief of Human Resources - Charlotte Mokoena
Overall responsibility for corporate services, human resources operations and international human resources.
Chief of Strategy - Naas Fourie (Acting)
Responsible for group strategy, corporate business development, market development, corporate communications, investor relations and integration strategy.
Chief of Corporate Governance - Ouma Rasethaba
Responsible for group legal services, regulatory and policy, the Telkom Foundation and group company secretarial.
The new structure of the EXCO has been designed in such a way that it:
o Creates specialised focus areas to aggressively pursue customer groups that have been identified through the customer segmentation process.
o Creates sector specialists in appropriate areas.
o Ensures a coherent Group approach to marketing, pricing and product and services development.
o Enhances effective and efficient resource utilisation throughout the Group.
o Increases the coherence and speed of deployment to the market.
o Creates a unified technology view of both Information Systems Services and Information Systems Development.
o Creates smoother integration of and resource deployment to Telkom's subsidiaries.
o Aligns with Telkom's Mobile Strategy Review process which is still ongoing.
o Better serve multi-national and wholesale customers through the most appropriate channels.

The new structure aims to boost revenue and reduce cost through efficient management of all resources including labour.
The Regulatory Environment
Telkom faces continuous regulatory challenges covering inter alia competition issues and changes in policies. Through constructive dialogue, the Company endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main regulatory issues affecting the industry and Telkom.
Electronic Communications (EC) Act
The EC Act, No 36 of 2005, came into effect on July 19, 2006. The primary aim of the Act is to promote convergence in the broadcasting, broadcasting signal distribution and telecoms sectors and to provide the legal framework for convergence of these sectors. The Act aims to liberalise the market further and will result in a change in the licensing structure. Essentially, separate licences will be granted for the provision of infrastructure, communication services and broadcasting services. All existing licensees will need to be issued with new licences.
The EC Act creates challenges as well as opportunities that Telkom will certainly explore. In particular, its expected impact on Telkom includes the following primary areas:
o Conversion of licences to network licences and service licences;
o Impact on price controls, terms and conditions of access and interconnection & facilities leasing.
ICASA Amendment Act
A bill amending the ICASA Act was enacted on July 19, 2006. The main provisions of this Act determine in greater detail the functions of the Authority, amended the procedure for appointment and removal of councillors and cover the establishment of a Complaints and Compliance Committee.
Interconnection and facilities leasing
Current regulations make provision for cost based interconnection and facility leasing. Telkom submitted its regulatory accounts on a current cost basis to ICASA in September 2005 and an update in September 2006. The Company also submitted long run incremental costs (LRIC) statements on September 29, 2006. The Electronic Communications Act requires ICASA to analyse the various markets and should an operator be declared to have Significant Market Power in any market, cost based prices may be imposed. The recent focus by ICASA on termination rates may force MTN, Vodacom and Telkom to implement cost based termination prices.
Telkom continuously engages in negotiations for interconnection, shared access and facilities leasing agreements. Interconnectivity agreements with Neotel and the majority of VANS have been concluded.
Number Portability (NP)
In terms of regulations published in September 2005, Telkom is expected to provide blocks of 10,000 numbers two months after Neotel's launch of services, blocks of 1,000 numbers four months after Neotel's launch of services and individual number portability 12 months after the request. Functional specifications for the implementation of NP between fixed-line operators are being negotiated.
Neotel requested NP in February 2006 and discussions on the implementation of the required inter-operator systems are under way.
Local Loop Unbundling (LLU)
Telkom is required, in terms of existing legislation, to provide Neotel with shared access to its local loop.
Although the Telecommunications Act, 103 of 1996, provides that no general local loop unbundling will be required for the first two years of operation of Neotel, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations. The Minister of Communications (the Minister) has recently expressed that the unbundling of the local loop (LLU) process should be implemented urgently and has made a call for the regulator to make use of the report of the LLU committee and its recommendations. The Minister has subsequently, in policy directions, stated that the unbundling process should be completed by 2011.
ADSL Regulations
ICASA has issued regulations on August 17, 2006 on the provision of ADSL services. The main provisions of the regulations relate to minimum standards of service that operators must adhere to.
The Minister of Communications policy directions of September 17, 2007
On September 17, 2007 the Minister published a response addressing regulatory issues raised in the EC Act and directing ICASA:
o to address the unbundling of the local loop, details of which are noted above;
o to urgently consider whether none, or only certain, of the existing VANS licensees can be authorised to provide services as well as provide and operate facilities/networks. ICASA would have to issue network service licenses for such networks; ICASA has subsequently facilitated a VAN's conversion workshop in which all existing licensees commented on the policy directives published by the Minister;

o to allocate spectrum for a single national network for mobile broadcasting, prescribe regulations governing the co-ordination between licenses, and also prescribe procedures for awarding spectrum licenses for competing applications;
o to merge the Under Serviced Areas License operators where there is more than one operator licence per province and issue one Provincial Under-Serviced Area Network Operators licence where each would be licensed for individual networks and services; and
o to consider prioritising and urgently prescribing a list of essential facilities ensuring that the electronic communications facilities connected to the SAT-3/WASC/SAFE submarine cable can be accessed soon and prices for access to the cable be regulated.
Protocol on the Nepad broadband ICT infrastructure network
The protocol on the Nepad broadband ICT Infrastructure network project has been ratified by Parliament.The main objectives of this protocol are:
o to promote and facilitate the provision of ICT broadband infrastructure in Eastern and Southern Africa; and
o to facilitate the incorporation and/or utilisation of existing national and/or regional networks into the NEPAD ICT Broadband infrastructure network.
Broadband INFRACO Bill
A bill is currently in the process of being enacted in Parliament and should be assented to the President by the end of the year. The main provision of this Bill is to establish a state owned provider of broadband infrastructure.
ECA Amendment Bill
A bill amending the EC Act is currently in the process of being enacted in Parliament and should be assented to the President by the end of the year. The main provision of this Bill is to determine the licensing of state owned entities. Essentially the Bill is aimed at facilitating the licensing of INFRACO, the NEPAD protocol SPV and municipalities outside the normal processes stipulated in the ECA.
Defining end-to-end leased lines and other wholesale markets
The market review process undertaken by ICASA is aimed at determining the scope and boundaries of various fixed-line wholesale and retail markets (e.g. local access, national long distance, international, etc.). In terms of the process, ICASA is expected to:
o define the relevant markets;
o assess Telkom's market power and dominance in each market; and
o propose pro-competition regulations on Telkom.
Conclusion

Telkom is confident that it is well placed to deal with all regulatory issues. Telkom actively engages with both policymakers (Parliamentary Committees) and the regulator (ICASA) and plans and analyses multiple regulatory scenarios to ensure that it is prepared for changes in regulation.
Prospects For The Six Months Ahead
Fixed-line revenues in the financial year ending March 31, 2008 are expected to be impacted by tariffs, increased competition and the continued migration from dial-up services to ADSL services and the introduction of cost-based interconnection. Our strategic initiatives to improve service levels are expected to result in above inflationary increases in operating expenses, the result being an expected fixed-line EBITDA margin between 37% and 40%.
Employee expenses are expected to increase to cater for the strong demand for Telkom's products and services which are expected to increase as prices are further reduced in competitive response actions. Fixed-line CAPEX is expected to be between 18% and 22% of revenue.
The mobile business is focused at maintaining its market share and acquiring operations in Africa. Through improved efficiencies, no material change to the mobile EBITDA margin is expected.
The Group net debt to equity target remains at 50% to 70%.
3 Group performance
Group Operating Revenue
Group operating revenue increased by 8.3% to R27,227 million (September 30, 2006: R25,147 million) in the six months ended September 30, 2007. Fixed-line operating revenue, before inter-segmental eliminations, increased by 0.5% to R16,108 million primarily due to growth in subscription, interconnection and data revenues, partially offset by lower traffic revenue. Mobile operating revenue, before inter-segmental eliminations, increased by 17.2% to R11,407 million primarily due to customer growth offset by declining ARPUs.
Group Operating Expenses
Group operating expenses increased by 13.8% to R20,118 million (September 30,2006: R17,675 million) in the six months ended September 30, 2007, primarily due to a 17.9% increase in operating expenses in the mobile segment to R8,573 million (before inter-segmental eliminations). Fixed-line operating expenses increased by 6.6% to R12,011, before inter-segmental eliminations primarily due to increased selling general and administrative expenses, depreciation, amortization, impairment and write-offs and payments to other operators and services rendered, partially offset by a decrease in employee expenses and operating leases. The increase in mobile operating expenses of 17.9%, before inter-segmental eliminations, was primarily due to increased gross connections resulting in increased costs to connect customers onto the network as well as increases in staff expenses as a result of more competitive salaries being offered and the increase in the headcount to support the growth in operations and higher customer care flexi staff cost.
Investment Income
Investment income consists of interest received on short-term investments and bank accounts. Investment income decreased by 23.5% to R130 million (September 30, 2006: R170 million), largely as a result of less cash available for short-term investments due to higher expenditure.
Finance Charges
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses on foreign currency denominated transactions and balances. Finance charges increased by 122.4% to R972 million (September 30, 2006: R437 million) in the six months ended September 30, 2007, primarily due to a 28.7% increase in interest expense to R867 million (September 30, 2006: R673 million) as a result of the 50.9% increase in net debt to R17,732 million (September 30, 2006: R11,751 million). Net debt increased mainly as a result of the issuance of commercial paper debt during the period and other short-term borrowings at the end of the period. In addition to the increase in the interest expense, net fair value and exchange movements on financial instruments resulted in a loss of R105 million for the six months ended September 30, 2007 (September 30, 2006: Gain of R236 million). Taxation
Consolidated tax expense decreased by 5.8% to R2,678 million (September 30, 2006: R2,844 million) in the six months ended September 30, 2007. The consolidated effective tax rate for the six months ended September 30, 2007 was 41.4% (September 30, 2006: 38.3%). Telkom Company's effective tax rate was 42.7% (September 30, 2006: 28.8%). The higher effective tax rate for Telkom Company in the six months ended September 30, 2007 was due to the lower profit before tax resulting from the Vodacom interim dividend being declared after September 2007, this also resulted in a higher taxation charge because the Secondary Tax on Companies (STC) credit on the Vodacom interim dividend was only brought into account after September 30, 2007.
Vodacom's effective tax rate decreased to 30.6% (September 30, 2006: 37.3%). The decrease is due to STC on the Vodacom interim dividend which was only declared after September 30, 2007.

Profit For The Year And Earnings Per Share
Profit attributable to the equity holders of Telkom, excluding minority interest, decreased by 17.8% to R3,700 million (September 30, 2006: R4,500 million) in the six months ended September 30, 2007.
Group basic earnings per share decreased by 16.6% to 724.3 cents (September 30, 2006: 868.1 cents) and Group headline earnings per share decreased by 15.1% to
742.3 cents (September 30, 2006: 874.7 cents).
4 Group balance sheet
The Group's balance sheet retained its strength and moved towards a more efficient capital structure. Net debt, after financial assets and liabilities, increased by 50.9% to R17,732 million (September 30, 2006: R11,751 million) resulting in a net debt to equity ratio of 60.0% from 42.0% at September 30, 2006. On September 30, 2007, the Group had cash balances of R778 million (September 30, 2006: R718 million).
Interest-bearing debt, including credit facilities utilised, increased by 38.5% to R17,766 million (September 30, 2006: R12,831 million) in the six months ended September 30, 2007. The Group raised commercial paper bills with a nominal value of R11,908 million for the six months ended September 30, 2007 of which R8,510 million was redeemed by September 30, 2007.
5 Group cash flow
Cash flows from operating activities decreased by 11.5% to R683 million (September 30, 2006: R772 million), primarily due to higher dividend payments and decreased cash generated from operations partially offset by lower taxation paid. Cash flows utilised in investing activities increased by 71.3% to R7,028 million (September 30, 2006: 4,102 million), primarily due to acquisitions and increased capital expenditure in both the mobile and fixed-line segments. Cash flows from financing activities includes loans raised of R13,194 million, of which R11,908 million represents the nominal value of commercial paper debt issued during the six months ended September 30, 2007. R8,510 million nominal commercial paper debt issued was repaid during the six months ended September 30, 2007.


SUMMARY

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006             2007                %
Cash generated from operations                                20,520              9,046            8,313            (8.1)
Cash from operating activities
(after tax, interest and dividends)                            9,356                772              683           (11.5)
Investing activities                                        (10,412)            (4,102)          (7,028)             71.3
Financing activities                                         (2,920)              (817)            4,520          (653.2)
Net decrease in cash                                         (3,976)            (4,147)          (1,825)           (56.0)

6 Group capital expenditure
Group capital expenditure which includes spend on intangible assets, increased by 6.0% to R4,443 million (September 30, 2006: R4,190 million) and represents 16.3% of Group revenue (September 30, 2006: 16.7%).


Group Capital Expenditure
                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006             2007                %
Fixed-line                                                     6,599              2,599            2,647              1.8
Mobile                                                         3,608              1,571            1,648              4.9
Other                                                             39                 20              148            640.0
                                                              10,246              4,190            4,443              6.0

Fixed-Line Capital Expenditure
                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007             2006               2007                  %
Baseline                                                       3,409            1,377              1,854               34.6
Portfolio                                                      3,001            1,078                765             (29.0)
  Revenue generating                                             159               93                  6             (93.5)
  Network evolution                                              784              273                204             (25.3)
  Sustainment                                                    416              173                114             (34.1)
  Effectiveness and efficiency                                 1,141              417                352             (15.6)
  Support                                                        501              122                 89             (27.0)
Regulatory                                                       189              144                 15             (89.6)
Other                                                              -                -                 13                  -


                                                               6,599            2,599              2,647                1.8

Fixed-line capital expenditure which includes spending on intangible assets, increased by 1.8% to R2,647 million (September 30, 2006: R2,599 million) and represents 16.4% of fixed-line revenue (September 30, 2006: 16.2%). Baseline and revenue generating capital expenditure of R1,854 million (September 30, 2006:
R1,377 million) was largely for the deployment of technologies to support the growing data services business (including ADSL footprint), links to the mobile cellular operators and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies and redundancies in the transport network contributed to the network evolution and sustainment capital expenditure of R318 million (September 30, 2006: R446 million).
Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care, hardware technology upgrades on the billing platform and performance and service management. During the six months ended September 30, 2007, R352 million (September 30, 2006: R417 million) was spent on the implementation of several systems.


Mobile Capital Expenditure

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007             2006               2007                %
Property , plant and equipment                                 3,069            1,367                977           (28.5)
Intangible assets                                                539              204                671            228.9
                                                               3,608            1,571              1,648              4.9

Mobile capital expenditure, which includes spending on intangible assets (50% of Vodacom's capital expenditure), increased by 4.9% to R1,648 million (September 30, 2006: R1,571 million) and represents 14.4% of mobile revenue (September 30, 2006 16.1%) and was mainly spent on the cellular network infrastructure consisting of radio, switching and transmission network infrastructure and computer software. The decrease in capital expenditure in other African countries was largely as a result of decreased investments in Tanzania, Democratic Republic of the Congo and Mozambique offset by an increase in investment in Lesotho.


Other Capital Expenditure

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007             2006                  2007             %
Other                                                             39               20                   148         640.0

Other capital expenditure consists of additions to property, plant and equipment for our subsidiaries TDS Directory Operations (Proprietary) Limited, Swiftnet (Proprietary) Limited, Telkom Media (Proprietary) Limited, Africa Online Limited and Multi-Links Telecommunications Limited. Other capital expenditure, which includes spending on intangibles, increased by 640.0% to R148 million (September 30, 2006: R20 million) and represents 16.4% of other revenue (September 30, 2006: 3.8%).
7 Segment performance
Telkom's operating structure comprises three segments, fixed-line, mobile and other. The fixed-line segment provides fixed-line voice and data communications services through Telkom. The mobile segment provides mobile services through our 50% joint venture interest in Vodacom. The other segment provides directory services through our 64.9% owned subsidiary, TDS Directory Operations, wireless data services through our wholly owned subsidiary, Swiftnet, internet services in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, through our wholly owned subsidiary, Africa Online Limited and fixed, mobile, data, long distance and international telecommunications services throughout Nigeria, through our 75% owned subsidiary, Multi-Links as well as recently formed Telkom Media.
Vodacom's results are proportionately consolidated into the Telkom Group's consolidated financial statements. This means that we include 50% of Vodacom's results in each of the line items in the Telkom Group's consolidated financial statements.
The financial information provided below is all before any inter-segmental eliminations.


Summary

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006             2007                %
Operating revenue                                             51,619             25,147           27,227              8.3
  Fixed-line                                                  32,454             16,025           16,108              0.5
  Mobile                                                      20,573              9,733           11,407             17.2
  Other                                                        1,222                522              902             72.8
  Inter-segmental eliminations                               (2,630)            (1,133)          (1,190)              5.0
Operating profit                                              14,470              7,685            7,313            (4.8)
  Fixed-line                                                   8,947              5,316            4,286           (19.4)
  Mobile                                                       5,430              2,483            2,856             15.0
  Other                                                          687                248              181           (27.0)
  Inter-segmental eliminations                                 (594)              (362)             (10)           (97.2)
Operating profit margin (%)                                     28.0               30.6             26.9           (12.1)
  Fixed-line                                                    27.6               33.2             26.6           (19.9)
  Mobile                                                        26.4               25.5             25.0            (2.0)
  Other                                                         56.2               47.5             20.1           (57.7)
EBITDA                                                        19,785             10,225           10,214            (0.1)
  Fixed-line                                                  12,530              7,031            6,153           (12.5)
  Mobile                                                       7,122              3,289            3,799             15.5
  Other                                                          727                267              272              1.9
  Inter-segmental eliminations                                 (594)              (362)             (10)           (97.2)
EBITDA margin (%)                                               38.3               40.7             37.5            (7.9)
  Fixed-line                                                    38.6               43.9             38.2           (13.0)
  Mobile                                                        34.6               33.8             33.3            (1.5)
  Other                                                         59.5               51.1             30.0           (41.3)

Fixed-Line Segment
The fixed-line segment accounted for 56.7% (September 30, 2006: 61.0%) of Group operating revenues (before inter-segmental eliminations) and 58.5% (September 30, 2006: 66.1%) of Group operating profit for the six months ended September 30, 2007.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.


Summary

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007                2006            2007                %
Revenue                                                       32,454              16,025          16,108              0.5
Operating profit                                               8,947               5,316           4,286           (19.4)
EBITDA                                                        12,530               7,031           6,153           (12.5)
Capital expenditure1                                           6,599               2,599           2,647              1.8
Operating profit margin (%)                                     27.6                33.2            26.6           (19.9)
EBITDA margin (%)                                               38.6                43.9            38.2           (13.0)
Capex to revenue (%)                                            20.3                16.2            16.4              1.2
1. Including spend on intangible assets

Fixed-Line Operating Revenue

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006             2007                %
Subscriptions and connections                                  6,286              3,050            3,559             16.7
Traffic                                                       16,740              8,448            7,636            (9.6)
  Local                                                        5,384              2,735            2,125           (22.3)
  Long distance                                                2,722              1,432            1,219           (14.9)
  Fixed-to-mobile                                              7,646              3,788            3,794              0.2
  International outgoing                                         988                493              498              1.0
Interconnection                                                1,639                781              833              6.7
  Mobile operators                                               816                400              407              1.8
  Fixed operators                                                  -                  -                5                -
  International operators                                        823                381              421             10.5
Data                                                           7,489              3,621            3,975              9.8
  Leased lines and other data                                  5,825              2,818            3,076              9.2
  Mobile leased facilities                                     1,664                803              899             12.0
Other                                                            300                125              105           (16.0)
                                                              32,454             16,025           16,108              0.5

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased by 0.5% to R16,108 million (September 30, 2006: R16,025 million) primarily due to increased subscription, data and interconnection revenues, partially offset by a decline in traffic revenue.

Subscription and connections revenue grew by 16.7% to R3,559 million (September 30, 2006: R3,050 million) largely as a result of increased rental tariffs, increased subscribers on Telkom Closer and SupremeCall, increased sales of PABXs and penetration of higher value-added services.
Traffic revenue decreased by 9.6% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic, including VoIP traffic but excluding interconnection traffic, decreased by 8.8% to 11,859 million minutes (September 30, 2006: 13,009 million minutes).
Interconnection revenue increased by 6.7% to R833 million (September 30, 2006:
R781 million) largely as a result of an increase of 10.5% in international interconnection revenue. The increased interconnection revenue from international operators is mainly a result of increased tariffs partially offset by a 0.8% decrease in international interconnection traffic minutes to 639 million minutes (September 30, 2006: 644 million minutes). Mobile interconnection revenue increased by 1.8% to R407 million (September 30, 2006:
R400 million) primarily due to increased interconnection traffic from mobile operators. Mobile interconnection traffic minutes increased by 4.8% to 1,226 million minutes (September 30, 2006: 1,170 million minutes) in the six months ended September 30, 2007.
Data revenue increased by 9.8% to R3,975 million (September 30, 2006: R 3,621 million) mainly due to higher demand for data services, including ADSL, in the medium and small business segment. The increase in mobile leased facilities is largely due to the rollout of 3G networks by the mobile operators.


Fixed-Line Operating Expenses

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006             2007                %
Employee expenses                                              7,096              3,526            3,414            (3.2)
  Salaries and wages                                           5,078              2,460            2,770             12.6
  Benefits                                                     2,690              1,375            1,022           (25.7)
  Other                                                           24                 14                3           (78.6)
  Employee related expenses capitalised                        (696)              (323)            (381)             18.0
Payments to other network operators                            6,461              3,097            3,362              8.6
  Payment to mobile operators                                  5,425              2,618            2,812              7.4
  Payment to international operators                           1,036                479              550             14.8

SG&A                                                           4,028              1,491            1,845             23.7
  Materials and maintenance                                    1,900                932            1,044             12.0
  Marketing                                                      604                216              271             25.5
  Bad debts                                                      137                 62               89             43.5
  Other                                                        1,387                281              441             56.9
Services rendered                                              2,288              1,069            1,186             10.9
  Property management                                          1,140                558              608              9.0
  Consultants and security                                     1,148                511              578             13.1
Operating leases                                                 762                374              337            (9.9)
Depreciation, amortisation, impairment
and write offs                                                 3,583              1,715            1,867              8.9
                                                              24,218             11,272           12,011              6.6

Fixed-line operating expenses, before inter-segmental eliminations, increased by 6.6% in the six months ended September 30, 2007, to R12,011 million (September 30, 2006: R11,272 million), primarily due to increased selling, general and administrative expenses, salaries and wages, payments to other network operators, depreciation, amortisation, impairment and write-offs and services rendered partially offset by a decrease in employee benefits and other expenses and operating leases.
Employee expenses decreased by 3.2%, largely due to a decrease in benefits offset by increased salaries and wages as a result of increased resources, including contractors and temporary workers, necessary to deliver on improving service levels and the deployment of the NGN as well as salary increases. Payments to other network operators increased by 8.6% as a result of increased payments to mobile and international operators. Payments to mobile operators increased by 7.4%, largely as a result of a 3.8% increase in fixed-to-mobile traffic. Payments to international operators increased by 14.8% primarily due to the increase of volumes in switched hubbing and a 15.1% increase in international outgoing traffic volumes. Selling, general and administrative expenses increased by 23.7% as a result of increased marketing expenses, materials and maintenance and bad debts.
Services rendered increased by 10.9% with property management expenses increasing 9.0% primarily as a result of increased electricity, rates and taxes. Consultants and security costs increased by 13.1% primarily as a result of increased cost to explore local and international investment and expansion opportunities as well as higher security and legal costs.
Operating leases decreased by 9.9% primarily due to reduced cost per renegotiated contracts effective August 1, 2007 as well as 3.8% reduction in the vehicle fleet from 9,691 vehicles at September 30, 2006 to 9,327 vehicles at September 30, 2007. Building leases increased by 13.2% predominantly due to new leases signed during the 2007 financial year mainly for Telkom Direct shops, annual escalations, partially offset by lease terminations.
The 8.9% increase in the depreciation, amortisation, impairment and write-offs to R1,867 million (September 30, 2006: R1,715 million) was mainly as a result of an impairment of certain information and operating support systems and the amortisation due to intangibles capitalised. The capital expenditure programme also impacted on depreciation, amortisation, impairments and write-offs. Fixed-line operating profit decreased by 19.4% to R4,286 million (September 30, 2006: R5,316 million) with an operating profit margin of 26.6% (September 30, 2006: 33.2%).
EBITDA decreased by 12.5% to R6,153 million (September 30, 2006: R7,031 million), with EBITDA margins decreasing to 38.2%. (September 30, 2006: 43.9%). Mobile Segment
The mobile segment accounted for 40.1% of Group operating revenue (September 30, 2006: 37.0%) (before inter-segmental eliminations) and 39.0% of Group operating profits (September 30, 2006: 30.9%). Vodacom's operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.


Summary

                                                                                      Six months ended
                                                       Year ended                      September 30,
                                                        March 31,
In ZAR millions                                              2007              2006                 2007                %
Operating revenue                                          20,573             9,733               11,407             17.2
Operating profit                                            5,430             2,483                2,856             15.0
EBITDA                                                      7,122             3,289                3,799             15.5
Capital expenditure1                                        3,608             1,571                1,648              4.9
Operating profit margin (%)                                  26.4              25.5                 25.0            (2.0)
EBITDA margin (%)                                            34.6              33.8                 33.3            (1.5)

Capex to revenue (%)                                         17.5              16.1                 14.4           (10.6)
1. Including spend on intangibles

Mobile Operating Revenue

                                                                                        Six months ended
                                                            Year ended                    September 30
                                                             March 31,
In ZAR millions                                                   2007               2006                2007           %
Airtime and access                                              11,854              5,656               6,474        14.5
Data                                                             1,671                722               1,048        45.2
Interconnect                                                     3,918              1,861               2,152        15.6
Equipment sales                                                  2,350              1,156               1,196         3.5
International airtime                                              653                278                 476        71.2
Other                                                              127                 60                  61         1.7
                                                                20,573              9,733              11,407        17.2

Operating revenue from the mobile segment increased by 17.2%, before inter-segmental eliminations, to R11,407 million (September 30, 2006: R9,733 million), primarily driven by customer growth partially offset by declining Average Monthly Revenue Per User (ARPUs) in all operations. Revenue from Vodacom's operations outside of South Africa increased by 33.4% to R1,258 million (September 30, 2006: R943 million) for the six months ended September 30, 2007.
The growth in revenue can largely be attributed to a 22.6% increase in Vodacom's total customers to 31.6 million as of September 30, 2007, (September 30, 2006:
25.8 million), resulting from strong growth in prepaid and contract customers in South Africa and 48.9% growth in customers outside of South Africa. In South Africa, total ARPUs decreased by 4.0% to R119 (September 30, 2006: R124) for the six months ended September 30, 2007. Contract ARPUs decreased 7.8% to R487 (September 30, 2006: R528) and prepaid ARPUs decreased by 3.3% to R59 (September 30, 2006: R61) for the six months ended September 30, 2007.
Vodacom's continued focus on the implementation of upgrade and retention policies in the six months ended September 30, 2007, ensured contract churn of only 8.3% (September 30, 2006: 11.0%). Prepaid churn of 51.9% for the six months ended September 30, 2007, (September 30, 2006: 47.7%) was largely the result of a once-off rule change that will disconnect inactive prepaid SIM cards after 13 months of being kept in an active state by call forwarding to voicemail only and having not had any other revenue generating activity on the Vodacom network. This rule has led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007., The blended South African ARPU over the six months ended September 30, 2007 was R119 (September 30, 2006: R124) supported in part by the clean-up of the subscriber base.
Data revenue increased by 45.2 % and represents 9.2% of mobile revenue during the six months ended September 30, 2007 (September 30, 2006: 7.4%). The growth was largely due to the popularity of SMS and data initiatives such as 3G, HSDPA, Blackberry(R) Mobile TV, Vodafone live! as well as other data products. Vodacom South Africa transmitted 2.2 billion SMS messages (September 30, 2006: 2.2 billion), over its network during the six months ended September 30, 2007. Mobile interconnect revenue increased by 15.6% to R2,152 million for the six months ended September 30, 2007 (September 30, 2006: R1,861 million) , primarily due to an increase in the number of fixed-line calls terminating on Vodacom's network as a result of the increased number of Vodacom customers and South African mobile users.
Equipment sales increased by 3.5% to R1,196 million for the six months ended September 30, 2007 (September 30, 2006: R1,156 million) primarily due to the growth of the customer base and cheaper handsets combined with added functionality of new phones based on new technologies. South African handset sale volumes increased by 4.0% to 2.3 million units (September 30, 2006: 2.2 million units) during the six months ended September 30, 2007.
Vodacom's international airtime revenue consist largely of international calls by Vodacom's customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's network. International airtime revenue increased 71.2% to R476 million for the six months ended September 30, 2007 (September 30, 2006: R278 million) .


MOBILE OPERATING EXPENSES

                                                                 Year ended                 Six months ended September 30
                                                                  March 31,
In ZAR millions                                                        2007               2006            2007          %
Employee expenses                                                     1,186                539             732       35.8
Payments to other operators                                           2,818              1,337           1,577       18.0
SG&A                                                                  8,778              4,286           4,972       16.0
Services rendered                                                        82                 37              54       45.9
Operating leases                                                        629                269             295        9.7
Depreciation, amortisation, impairment
and write offs                                                        1,692                806             943       17.0
                                                                     15,185              7,274           8,573       17.9

Mobile operating expenses, before inter-segmental eliminations, increased by 17.9% to R8,573 million for the six months ended September 30, 2007 (September 30, 2006: R7,274 million), primarily due to increased employee expenses, selling and distribution costs, services rendered, operating leases, payments to other operators and depreciation, amortisation, impairment and write offs.
Mobile employee expenses increased by 35.8% to R732 million for the six months ended September 30, 2007 (September 30, 2006: R539 million), primarily due to a 13.5% increase in the total number of employees to 6,240 to support the growth in operations. Employee productivity has improved in all of Vodacom's operations, as measured by customers per employee, increasing by 8.0% to 5,058 customers per employee.
Mobile payments to other operators increased by 18.0% to R1,577 million (September 30,2006: R1,337 million) in the six months ended September 30, 2007, primarily as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network. Mobile selling, general and administrative expenses increased by 16.0% to R4,972 million for the six months ended September 30, 2007 (September 30, 2006: R4,286 million), primarily due to an increase in selling, distribution and marketing expenses mainly driven by new technologies and enhancing brand presence in all operations to support the growth in South African and other African operations. Mobile depreciation, amortisation, impairment and write-offs increased by 17.0% to R943 million for the six months ended September 30, 2007 (September 30, 2006:
R806 million), primarily as a result of increased capital expenditure on network equipment with the roll-out of 3G/HSPDA networks.
Telkom's 50% share of Vodacom's profit from operations increased by 15.0% to R2,856 million for the six months ended September 30, 2007 (September 30, 2006:
R2,483 million) and the mobile operating profit margin decreased to 25.0% (September 30, 2006: 25.5%). Mobile EBITDA increased by 15.5% to R3,799 million for the six months ended September 30, 2007 (September 30, 2006: R3,289 million) with EBITDA margins decreasing to 33.3% (September 30,2006: 33.8%).


Other Segment
The other segment accounted for 3.2% of Group operating revenue (September 30, 2006: 2.0%) (before inter-segmental eliminations) and 2.5% of Group operating profits (September 30, 2006: 3.0%).

Summary

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007             2006                 2007              %
Operating revenue                                              1,222              522                  902           72.8
Operating profit                                                 687              248                  181         (27.0)
EBITDA                                                           727              267                  270            1.1
Capital expenditure                                               39               20                  149          645.0
Operating profit margin (%)                                     56.2             47.5                 20.1         (57.8)
EBITDA margin (%)                                               59.5             51.1                 29.9         (41.5)
Capex to revenue (%)                                             3.2              3.8                 16.5          331.1


Other Operating Revenue

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006                  2007           %
Other                                                          1,222                522                   902        72.8

Other operating revenue before inter segmental eliminations increased by 72.8% in the six months ended September 30, 2007 to R902 million (September 30, 2006:
R 522 million) primarily driven by the inclusion in the current period of revenue generated by our newly acquired subsidiaries, Multi-links and Africa Online.


Other Operating Expenses

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
In ZAR millions                                                 2007               2006             2007                %
Employee expenses                                                174                 85              149             75.3
Payments to other operators                                       10                  6              137          2,183.3
SG&A                                                             335                171              333             94.7
Services rendered                                                  5                  2               22          1,000.0
Operating leases                                                  25                 12               17             41.7
Depreciation, amortisation,
impairment and write offs                                         40                 19               89            368.4
                                                                 589                295              747            153.2

Other operating expenses, before inter-segmental eliminations, increased by 153.2% to R747 million (September 30, 2006: R295 million) in the six months ended September 30, 2007 primarily due to the inclusion in the six months ended September 30, 2007 of operating expenses relating to our newly acquired subsidiaries, Multi-Links and Africa Online and the creation of Telkom Media resulting in significant increases across all expenditure categories. Multi-links was the main contributor to the increases in payments to other operators and Multi-Links and TDS Operations was the main contributors to selling, general and administrative expenditure.



8 Employees
Fixed-Line

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
                                                                2007               2006                2007             %
Telkom Company                                                25,864             25,826              25,570         (1.0)
Lines per employee                                               180                181                 181             -

Movement In Fixed-Line Employees
(Telkom Company only)

                                                                  Year ended March
                                                                               31,         Six months ended September 30,
                                                                              2007                  2006             2007
Opening balance                                                             25,575                25,575           25,864
Appointments                                                                 1,486                   793              510
Employee losses                                                            (1,197)                 (542)            (804)
Workforce reductions                                                          (20)                   (6)              (4)
  Voluntary early retirement                                                   (7)                   (4)              (2)
  Voluntary severance                                                         (13)                   (2)              (2)
  Natural attrition                                                        (1,177)                 (536)            (800)
Closing balance                                                             25,864                25,826           25,570

Mobile Employees
                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
                                                                2007                    2006             2007           %
South Africa1                                                  4,577                   4,315            4,716         9.3
Customers per employee1                                        5,026                   4,682            4,940         5.5
Other African countries                                        1,404                   1,184            1,524        28.7
Customers per employee                                         5,090                   4,689            5,425        15.7
Vodacom Group1                                                 5,981                   5,499            6,240        13.5
Customers per employee1                                        5,041                   4,683            5,058         8.0

1. Including employees for holding company and Mauritius of 207 (September 30, 2006: 178) as at September 30, 2007.


Other

                                                    Year ended March                   Six months ended
                                                                 31,                     September 30,
                                                                2007                2006               2007             %
Swiftnet                                                          76                  75                 71         (5.3)
TDS Directory Operations                                         549                 533                622          16.7
Africa Online                                                    308                   -                351             -
Multi-Links                                                        -                   -                673             -
Telkom Media                                                       -                   -                 72             -

9 Condensed consolidated interim financial statements
Report On Review of Condensed Consolidated Interim Financial Statements To The Shareholders Of Telkom SA Limited

Introduction
We have reviewed the accompanying condensed consolidated interim balance sheet of Telkom SA Limited as at September 30, 2007 and the related condensed consolidated interim statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.
Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting ("IAS 34"). Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34.



Registered Auditor
November16, 2007
Pretoria



Condensed consolidated interim income statement for the six months ended September 30, 2007

                                                                         Audited            Reviewed             Reviewed
                                                                       March 31,       September 30,        September 30,
                                                                            2007                2006                 2007
                                                        Notes                 Rm                  Rm                   Rm
Total revenue                                             3.1             52,157              25,476               27,538
Operating revenue                                         3.2             51,619              25,147               27,227
Other income                                                4                384                 213                  204
Operating expenses                                                        37,533              17,675               20,118
Employee expenses                                         5.1              8,454               4,149                4,320
Payments to other operators                               5.2              7,590               3,609                4,220
Selling, general and administrative expenses              5.3             12,902               5,839                6,917
Services rendered                                         5.4              2,291               1,103                1,268
Operating leases                                          5.5                981                 435                  492
Depreciation, amortisation, impairment
and write-offs                                            5.6              5,315               2,540                2,901
Operating profit                                                          14,470               7,685                7,313
Investment income                                                            235                 170                  130
Finance charges and fair value movement                                    1,125                 437                  972
Interest                                                                   1,327                 673                  867
Foreign exchange and fair value movement                                   (202)               (236)                  105
Profit before taxation                                                    13,580               7,418                6,471
Taxation                                                    6              4,731               2,844                2,678
Profit for the year/period                                                 8,849               4,574                3,793
Attributable to:
Equity holders of Telkom                                                   8,646               4,500                3,700
Minority interest                                                            203                  74                   93
                                                                           8,849               4,574                3,793
Basic earnings per share (cents)                            8            1,681.0               868.1                724.3
Diluted earnings per share (cents)                          8            1,676.3               866.4                719.5
Dividend per share (cents)                                  8              900.0               900.0              1,100.0


Condensed consolidated interim balance sheet at September 30, 2007

                                                                    Audited                 Reviewed             Reviewed
                                                                  March 31,            September 30,        September 30,
                                                                       2007                     2006                 2007
                                                        Notes            Rm                       Rm                   Rm
Assets
Non-current assets                                                   48,770                   45,042               52,284
Property, plant and equipment                              10        41,254                   39,165               42,757
Intangible assets                                          11         5,111                    4,042                7,412
Investments                                                           1,384                    1,170                1,443
Deferred expenses                                                       270                      256                  248
Finance lease receivables                                               158                       77                  172
Deferred taxation                                          12           593                      332                  252
Current assets                                                       10,376                   10,309               11,311
Short-term investments                                                   77                       65                   79
Inventories                                                13         1,093                    1,266                1,541
Income tax receivable                                                   520                        -                   18
Current portion of deferred expenses                                    287                      244                  324
Current portion of finance lease receivables                             88                       40                  121
Trade and other receivables                                           7,303                    7,400                8,236
Other financial assets                                                  259                      576                  214
Cash and cash equivalents                                  14           749                      718                  778
Total assets                                                         59,146                   55,351               63,595
Equity and liabilities
Equity attributable to equity holders
of Telkom                                                            31,724                   27,675               29,106
Share capital and premium                                  15         5,329                    5,339                5,329
Treasury shares                                            16       (1,774)                  (1,775)              (1,638)
Share-based compensation reserve                           17           257                      203                  147
Non-distributable reserves                                            1,413                    1,233                  712
Retained earnings                                                    26,499                   22,675               24,556

Minority interest                                                       284                      325                  469
Total equity                                                         32,008                   28,000               29,575
Non-current liabilities                                               8,554                   12,148                9,838
Interest-bearing debt                                      18         4,338                    8,544                4,501
Other financial liabilities                                              36                        -                  707
Provisions                                                            1,443                    1,128                1,551
Deferred revenue                                                      1,021                      985                1,053
Deferred taxation                                          12         1,716                    1,491                2,026
Current liabilities                                                  18,584                   15,203               24,182
Trade and other payables                                              7,237                    6,774                6,729
Shareholders for dividend                                   7            15                        9                   21
Current portion of interest-bearing debt                   18         6,026                    3,722               10,962
Current portion of provisions                                         2,095                    1,375                1,592
Current portion of deferred revenue                                   1,983                    1,961                2,202
Income tax payable                                                      594                      583                  122
Other financial liabilities                                             193                      214                  251
Credit facilities utilised                                 14           441                      565                2,303
Total liabilities                                                    27,138                   27,351               34,020
Total equity and liabilities                                         59,146                   55,351               63,595


Condensed consolidated interim statement of changes in equity for the six months ended September 30, 2007

                                                                     Attributable to equity holders of Telkom

                                                                           Share              Share             Treasury
                                                                         capital            premium               shares
                                                                              Rm                 Rm                   Rm
Balance at April 1, 2006                                                   5,449              1,342              (1,809)
Total recognised income and expense
Profit for the period
Foreign currency translation reserve (net of tax of R5
million)
Dividend declared (refer to note 7)
Transfer to non-distributable reserves
Net increase in Share-based compensation
reserve (refer to note 17)
Shares vested and re-issued (refer to notes 16 and 17)                                                                34
Acquisition of minorities
Shares bought back and cancelled                                           (110)            (1,342)
Balance at September 30, 2006                                              5,339                  -              (1,775)
Balance at April 1, 2006                                                   5,449              1,342              (1,809)
Total recognised income and expense
Profit for the year
Foreign currency translation reserve (net of tax of R4
million)
Dividend declared (refer to note 7)
Transfer to non-distributable reserves
Net increase in Share-based compensation
reserve (refer to note 17)
Shares vested and re-issued (refer to notes 16 and 17)                                                                35
Acquisition of subsidiaries

and minorities
Shares bought back and cancelled                                           (120)            (1,342)
Balance at March 31, 2007                                                  5,329                  -              (1,774)
Total recognised income and expense
Profit for the period
Foreign currency translation reserve (net of tax of R2
million)
Transfer to non-distributable reserves
Dividend declared (refer to note 7)
Net increase in Share-based compensation
reserve (refer to note 17)
Shares vested and re-issued (refer to notes 16 and 17)                                                               136
Acquisition of subsidiaries and minorities (refer to
note 19)
Minority put option (refer to note 19)
Balance at September 30, 2007                                              5,329                  -              (1,638)



                                                                  Attributable to equity holders of Telkom
                                                              Share-based             Non-
                                                             compensation    distributable        Retained
                                                                  reserve         reserves        earnings          Total
                                                                       Rm               Rm              Rm             Rm
Balance at April 1, 2006                                              151            1,128          22,904         29,165
Total recognised income and expense                                                     56           4,500          4,556
Profit for the period                                                                                4,500          4,500
Foreign currency translation reserve (net of tax
of R5 million)                                                                          56                             56
Dividend declared (refer to note 7)                                                                (4,678)        (4,678)

Transfer to non-distributable reserves                                                  49            (49)              -
Net increase in Share-based compensation
reserve (refer to note 17)                                             86                                              86
Shares vested and re-issued (refer to notes 16
and 17)                                                              (34)                                               -
Acquisition of minorities                                                                                               -
Shares bought back and cancelled                                                                       (2)        (1,454)
Balance at September 30, 2006                                         203            1,233          22,675         27,675
Balance at April 1, 2006                                              151            1,128          22,904         29,165
Total recognised income and expense                                                     46           8,646          8,692
Profit for the year                                                                                  8,646          8,646
Foreign currency translation reserve (net of tax
of R4 million)                                                                          46                             46
Dividend declared (refer to note 7)                                                                (4,678)        (4,678)
Transfer to non-distributable reserves                                                 239           (239)              -
Net increase in Share-based compensation
reserve (refer to note 17)                                            141                                             141
Shares vested and re-issued (refer to notes 16
and 17)                                                              (35)                                               -
Acquisition of subsidiaries and minorities                                                                              -
Shares bought back and cancelled                                                                     (134)        (1,596)
Balance at March 31, 2007                                             257            1,413          26,499         31,724
Total recognised income and expense                                                   (56)           3,700          3,644

Profit for the period                                                                                3,700          3,700
Foreign currency translation reserve (net of tax
of R2 million)                                                                        (56)                           (56)
Transfer to non-distributable reserves                                                  16            (16)              -
Dividend declared (refer to note 7)                                                                (5,627)        (5,627)
Net increase in Share-based compensation
reserve (refer to note 17)                                             26                                              26
Shares vested and re-issued (refer to notes 16
and 17)                                                             (136)                                               -
Acquisition of subsidiaries and minorities
(refer to note 19)                                                                                                      -
Minority put option (refer to note 19)                                               (661)                          (661)
Balance at September 30, 2007                                         147              712          24,556         29,106



                                                                                    Minority                 Total
                                                                                    interest                equity
                                                                                          Rm                    Rm
Balance at April 1, 2006                                                                 301                29,466
Total recognised income and expense                                                       88                 4,644
Profit for the period                                                                     74                 4,574
Foreign currency translation reserve (net of tax of R5 million)                           14                    70
Dividend declared (refer to note 7)                                                     (53)               (4,731)
Transfer to non-distributable reserves                                                                           -
Net increase in Share-based compensation
reserve (refer to note 17)                                                                                      86
Shares vested and re-issued (refer to notes 16 and 17)                                                           -
Acquisition of minorities                                                               (11)                  (11)

Shares bought back and cancelled                                                                           (1,454)
Balance at September 30, 2006                                                            325                28,000
Balance at April 1, 2006                                                                 301                29,466
Total recognised income and expense                                                      217                 8,909
Profit for the year                                                                      203                 8,849
Foreign currency translation reserve (net of tax of R4 million)                           14                    60
Dividend declared (refer to note 7)                                                    (166)               (4,844)
Transfer to non-distributable reserves                                                                           -
Net increase in Share-based compensation
reserve (refer to note 17)                                                                                     141
Shares vested and re-issued (refer to notes 16 and 17)                                                           -
Acquisition of subsidiaries and minorities                                              (68)                  (68)
Shares bought back and cancelled                                                                           (1,596)
Balance at March 31, 2007                                                                284                32,008
Total recognised income and expense                                                       87                 3,731
Profit for the period                                                                     93                 3,793
Foreign currency translation reserve (net of tax of R2 million)                          (6)                  (62)
Transfer to non-distributable reserves                                                                           -
Dividend declared (refer to note 7)                                                                        (5,627)
Net increase in Share-based compensation
reserve (refer to note 17)                                                                                      26
Shares vested and re-issued (refer to notes 16 and 17)                                                           -
Acquisition of subsidiaries and minorities (refer to note 19)                             98                    98
Minority put option (refer to note 19)                                                                       (661)
Balance at September 30, 2007                                                            469                29,575


Condensed consolidated interim cash flow statement for the six months ended September 30, 2007

                                                                      Audited              Reviewed              Reviewed
                                                                    March 31,         September 30,         September 30,
                                                                         2007                  2006                  2007
                                                    Notes                  Rm                    Rm                    Rm
Cash flows from operating activities                                    9,356                   772                   683
Cash receipts from customers                                           50,979                24,369                27,048
Cash paid to suppliers and employees                                 (30,459)              (15,323)              (18,735)
Cash generated from operations                                         20,520                 9,046                 8,313
Interest received                                                         422                   276                   251
Dividend received                                                           3                     3                     -
Finance charges paid                                                  (1,115)                 (593)                 (128)
Taxation paid                                                         (5,690)               (3,234)               (2,041)
Cash generated from operations before
dividend paid                                                          14,140                 5,498                 6,395
Dividend paid                                           7             (4,784)               (4,726)               (5,712)
Cash flows from investing activities                                 (10,412)               (4,102)               (7,028)
Proceeds on disposal of property, plant
and
equipment and intangible assets                                            54                     6                    33
Proceeds on disposal of investment                                         77                   275                     8
Additions to property, plant and equipment
and intangible assets                                                (10,037)               (4,193)               (4,533)
Acquisition of subsidiaries and minorities             19               (445)                     -               (2,480)
Additions to other investments                                           (61)                 (190)                  (56)
Cash flows from financing activities                                  (2,920)                 (817)                 4,520
Loans raised                                                            5,624                 2,148                13,194
Loans repaid                                                          (6,922)               (1,368)               (8,694)
Shares bought back and cancelled                                      (1,596)               (1,403)                     -

Finance lease capital repaid                                             (37)                  (15)                  (26)
Decrease/(increase) in net financial assets                                11                 (179)                    46
Net decrease in cash and
cash equivalents                                                      (3,976)               (4,147)               (1,825)
Net cash and cash equivalents at beginning
of year                                                                 4,255                 4,255                   308
Effect of foreign exchange rate differences                                29                    45                   (8)
Net cash and cash equivalents at end
of year/period                                         14                 308                   153               (1,525)

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2007

1 Corporate information
Telkom SA Limited (`Telkom') is a company incorporated and domiciled in the Republic of South Africa (`South Africa') whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures (`the Group') is to supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited (`Vodacom') in South Africa and certain other African countries. The Group's services and products include:
o fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;
o fixed-line traffic services to postpaid, prepaid and payphones customers, including local, long distance, fixed-to-mobile, international outgoing and international voice-over-internet protocol traffic services;
o interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;
o fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services;
o e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;
o directory services, through our TDS Directory Operations Group, wireless data services, through our Swiftnet subsidiary, internet services outside South Africa, through our Africa Online Limited subsidiary and information, communication and telecommunication operating services in Nigeria, through our newly acquired Multi-Links Telecommunications (Proprietary) Limited subsidiary; and
o mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom.
The condensed consolidated interim financial statements of the Group for the six months ended September 30, 2007 were authorised for issue in accordance with a resolution of the directors on November 16, 2007. 2 Basis of preparation and accounting policies
Basis of preparation
The condensed consolidated interim financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the South African Companies Act,1973.
The condensed consolidated interim financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. The results of the interim period are not necessarily indicative of the results for the entire year, and these reviewed financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2007.
The preparation of condensed consolidated interim financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future, actual results may differ from those estimates. Significant accounting policies
The Group's significant accounting policies and methods of computation are consistent with those applied in the previous financial year except for the following:
o the Group has adopted Circular 8/2007, IFRS7, IFRIC8, IFRIC9, IFRIC10 and IFRIC11.
2 Basis of preparation and accounting policies (continued)
 Significant accounting policies (continued)
o the Group has adopted the amendment to IAS1, effective for annual periods beginning on or after January 1, 2007.
o the Group has changed its primary segment reporting basis.
The principal effects of these changes are discussed below.
Circular 8/2007 Headline earnings
The circular was issued by the South African Institute of Chartered Accountants and is applicable for financial periods ending on or after August 31, 2007. Circular 8/2007 supercedes Circular 7/2002 and it defines rules for calculating headline earnings per share, which is an additional per share measure permitted by IAS33 Earnings per Share. It further requires a disclosure of a detailed reconciliation of headline earnings to the earnings numbers used in the calculation of basic earnings per share in accordance with the requirements of IAS33. The Group adopted the provisions of Circular 8/2007 in the reporting period beginning on April 1, 2007 and the impact is disclosed in the financial statements of the Group.
Amendment to IAS1 Presentation of Financial Statements
As a result of the development of IFRS7 Financial Instruments: Disclosures, IAS1 has been amended to require the disclosure of the entity's objective, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The effect of this amendment will be included in the consolidated annual financial statements for the year ended March 31, 2008 since the disclosure of the consolidated interim financial statements is condensed. IFRS7 Financial Instruments: Disclosures
An entity shall apply this standard for annual periods beginning on or after January 1, 2007. IFRS7 adds certain new disclosures to those currently required by IAS32. It also replaces the disclosure currently required by IAS32. All financial instruments disclosures will now be provided in terms of IFRS7. The remaining parts of IAS32 now only deal with the classification and presentation of financial instruments. One of the main disclosure requirements added by IFRS7 is that an entity must group its financial instruments into classes of similar instruments, and when disclosures are required, make disclosures by class. IFRS7 also requires information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. The impact of this standard will be to expand on certain disclosures relating to financial instruments and will require additional disclosures not currently disclosed. The effect of this standard will be included in the consolidated annual financial statements for the year ending March 31, 2008 since the disclosure of the consolidated interim financial statements is condensed.
IFRIC8 Scope of IFRS2
The interpretation is effective for annual periods beginning on or after May 1, 2006. IFRIC8 clarifies that IFRS2 applies to transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The impact of this interpretation on the condensed consolidated interim financial statements is not material since the Group has not transacted with third parties using equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment transactions.
IFRIC9 Reassessment of Embedded Derivatives
The interpretation is effective for annual periods beginning on or after June 1, 2006. IFRIC9 clarifies that an entity is required to separate an embedded derivative from the host contract and account for it as a derivative when the entity first becomes a party to the contract. It further clarifies that reassessment is only allowed when there is a change in the terms of the contract which significantly modifies the cash flows that would otherwise be required under the contract. The impact of this interpretation on the condensed consolidated interim financial statements is not material.
2 Basis of preparation and accounting policies (continued)
Significant accounting policies (continued)
IFRIC10 Interim Financial Reporting and Impairment
The interpretation is effective for annual periods beginning on or after November 1, 2006. IFRIC10 clarifies that an entity should not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available for sale or financial asset carried at cost. The impact of this interpretation on the condensed consolidated interim financial statements is not material.
IFRIC11 IFRS2 - Group and Treasury Share Transactions
The interpretation is effective for annual periods beginning on or after March 1, 2007. The IFRIC clarifies that regardless of whether the entity chooses or is required to buy equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement by delivery of its own shares, the transaction should be accounted for as equity settled. This interpretation also applies regardless of whether the employee's rights to the equity instruments were granted by the entity itself or by its shareholders or was settled by the entity itself or its shareholders. Share-based payments involving the Group's own equity instruments in which the Group chooses or is required to buy its own equity instruments to settle the share-based payment obligation are currently accounted for as equity-settled share-based payment transactions under IFRS2. The interpretation has no further impact on the condensed consolidated interim financial statements.
Segmental reporting
The Group has changed its segmental reporting in line with the realignment of internal reporting structures. The Group is managed in three business segments, which form the primary segment reporting basis: Fixed-line, Mobile and Other. The `Other' business segment includes newly acquired Multi-Links Telecommunications (Proprietary) Limited and Africa Online Limited, as well as recently formed Telkom Media (Proprietary) Limited. It also includes TDS Directory Operations Group and Swiftnet (Proprietary) Limited, which was previously included in the Fixed-line segment.


                                                                   March 31,        September 30,           September 30,
                                                                        2007                 2006                    2007
                                                                          Rm                   Rm                      Rm
3          Revenue
3.1        Total revenue                                              52,157               25,476                  27,538
           Operating revenue                                          51,619               25,147                  27,227
           Other income (excluding profit on disposal of
           property, plant and equipment and investments,
           refer to note 4)                                              303                  159                     181
           Investment income                                             235                  170                     130
3.2        Operating revenue                                          51,619               25,147                  27,227
           Fixed-line                                                 32,454               16,025                  16,108
           Mobile                                                     20,573                9,733                  11,407
           Other                                                       1,222                  522                     902
           Eliminations                                              (2,630)              (1,133)                 (1,190)
           Fixed-line                                                 32,454               16,025                  16,108
             Subscriptions, connections    and other usage             6,286                3,050                   3,559
             Traffic                                                  16,740                8,448                   7,636
               Domestic (local and long distance)                      8,106                4,167                   3,344
               Fixed-to-mobile                                         7,646                3,788                   3,794
               International (outgoing)                                  988                  493                     498
             Interconnection                                           1,639                  781                     833
             Data                                                      7,489                3,621                   3,975
             Other                                                       300                  125                     105
4          Other income                                                  384                  213                     204
           Other income (included in Total revenue, refer to
           note 3)                                                       303                  159                     181
             Interest received from debtors                              190                   98                     124
             Sundry income                                               113                   61                      57

           Profit on disposal of property, plant and
           equipment
           and intangible assets                                          29                   11                      19
           Profit on disposal of investment                               52                   43                       4
5          Operating expenses
           Operating expenses comprise:
5.1        Employee expenses                                           8,454                4,149                   4,320
           Salaries and wages                                          6,362                3,049                   3,602
           Medical aid contributions                                     385                  189                     203
           Retirement contributions                                      496                  250                     297
           Post-retirement benefits                                      467                  232                     154
           Share-based compensation expense
           (refer to note 17)                                            141                   86                      26
           Other benefits                                              1,299                  666                     420
           Employee expenses capitalised                               (696)                (323)                   (382)
           Other benefits
           Other benefits include skills development, annual
           leave, performance incentive and service bonuses.
5.2        Payments to other operators                                 7,590                3,609                   4,220
           Payments to other network operators consist of
           expenses in respect of interconnection with other
           network operators.
5.3        Selling, general and
           administrative expenses                                    12,902                5,839                   6,917
           Selling and administrative expenses                         9,248                4,138                   4,871
           Maintenance                                                 2,286                1,113                   1,300
           Marketing                                                   1,215                  520                     638
           Bad debts                                                     153                   68                     108
           Included in the selling and administrative
           expenses
           for March 31, 2007 is an amount of R510 million
           provided for the dispute

           with Telcordia as discussed
           in note 21.
5.4        Services rendered                                           2,291                1,103                   1,268
           Facilities and property management                          1,142                  558                     610
           Consultancy services                                          266                  106                     133
           Security and other                                            821                  422                     506
           Auditors' remuneration                                         62                   17                      19
5.5        Operating leases                                              981                  435                     492
           Buildings                                                     284                  101                     167
           Transmission and data lines                                    63                   27                      63
           Equipment                                                      80                   37                      28
           Vehicles                                                      554                  270                     234
5          Operating expenses (continued)
5.6        Depreciation, amortisation, impairment
           and write-offs                                              5,315                2,540                   2,901
           Depreciation of property, plant and equipment               4,483                2,191                   2,377
           Amortisation of intangible assets                             536                  263                     368
           Impairment of property, plant and equipment and
           intangible assets                                              12                   19                      89
           Reversal of impairment of property,
           plant and equipment                                             -                    -                     (9)
           Write-offs of property, plant and equipment
           and intangible assets                                         284                   67                      76
           Due to the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31, 2007. The assets affected were certain items included in Network equipment, Support equipment,
           Furniture and Office equipment, Data processing equipment and
           Software, Other equipment and Intangible assets. The revised estimated useful lives of these assets resulted in a net decrease of the current period depreciation and amortisation charge of R89 million.
6          Taxation                                                    4,731                2,844                   2,678
           South African normal company taxation                       3,528                1,797                   1,681
           Deferred taxation                                             516                  537                     617

           Secondary Taxation on Companies (`STC')                       670                  464                     363
           Foreign taxation                                               17                   46                      17
           The net deferred taxation expense results mainly from the extension of useful lives which is offset slightly by STC tax credits.
           The STC expense was provided for at a rate of 12.5% on the amount by which dividends declared exceeded dividends received. Deferred tax assets relating to STC credits are provided for at a rate of 10%.
7          Dividend paid                                             (4,784)              (4,726)                 (5,712)
           Dividends payable at beginning of year                        (4)                  (4)                    (15)
           Declared during the year/period: Dividends
           on ordinary shares                                        (4,678)              (4,678)                 (5,627)
             Final dividend for 2006: 500 cents                      (2,599)              (2,599)                       -
             Special dividend for 2006: 400 cents                    (2,079)              (2,079)                       -
             Final dividend for 2007: 600 cents                            -                    -                 (3,069)
             Special dividend for 2007: 500 cents                          -                    -                 (2,558)
           Dividends paid to minority shareholders                     (117)                 (53)                    (91)
           Dividends payable at end of year/period                        15                    9                      21

8. Earnings and dividend per share
Basic earnings per share (cents)                             1,681.0                      868.1                     724.3

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the period of R3,700 million (September 30, 2006: R4,500 million; March 31, 2007: R8,646 million) and 510,865,274 (September 30, 2006:
518,369,738; March 31, 2007: 514,341,282) weighted average number of ordinary shares in issue.

Diluted earnings per share (cents)                           1,676.3                      866.4                     719.5

The calculation of diluted earnings per share is based on earnings for the period of R3,700 million (September 30, 2006: R4,500 million; March 31, 2007:
R8,646 million) and 514,222,317 diluted weighted average number of ordinary shares (September 30, 2006: 519,407,752; March 31, 2007: 515,763,579). The
adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)*                         1,710.7                      874.7                     742.3

The calculation of headline earnings per share is based on headline earnings of R3,792 million (September 30, 2006: R4,534 million; March 31, 2007: R8,799 million) and 510,865,274 (September 30, 2006: 518,369,738; March 31, 2007:
514,341,282) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)*                 1,706.0                      872.9                     737.4

The calculation of diluted headline earnings per share is based on headline earnings of R3,792 million (September 30, 2006: R4,534 million; March 31, 2007:
R8,799 million) and 514,222,317 (September 30, 2006: 519,407,752; March 31,
2007: 515,763,579) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Reconciliation of weighted average number of ordinary shares:
Ordinary shares in issue (refer to note 15)              544,944,899                544,944,899               532,855,528
Weighted average number of shares bought back            (7,442,253)                (3,338,889)                         -
Weighted average number of treasury shares              (23,086,074)               (23,086,119)              (21,342,291)

Weighted average number of shares prior to
vesting                                                     (75,290)                  (150,153)                 (647,963)
Weighted average number of shares
outstanding                                              514,341,282                518,369,738               510,865,274
Reconciliation between earnings and
headline earnings:
Earnings as reported                                           8,646                      4,500                     3,700
Adjustments:
Profit on disposal of investment                                (52)                       (43)                       (4)
Profit on disposal of property, plant and
equipment and
intangible assets                                               (29)                          5                      (19)
Impairment of property, plant and
equipment and intangible assets                                   12                         19                        89
Reversal of impairment of property, plant
and equipment                                                      -                          -                       (9)
Write-offs of property, plant and equipment                      284                         67                        76
Tax effects                                                     (62)                       (14)                      (41)
Headline earnings                                              8,799                      4,534                     3,792
Reconciliation of diluted weighted average
number of ordinary shares:
Weighted average number of shares
outstanding                                              514,341,282                518,369,738               510,865,274
Expected future vesting of shares                          1,422,297                  1,038,014                 3,357,043
Weighted average number of shares
outstanding                                              515,763,579                519,407,752               514,222,317
Dividend per share (cents)                                     900.0                      900.0                   1,100.0

The calculation of dividend per share is based on dividends of R5,627 million (September 30, 2006: R4,678 million; March 31, 2007: R4,678 million) declared on June 8, 2007 and 511,513,237 (September 30, 2006: 519,711,092; March 31, 2007:
519,711,236) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

*The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS and US GAAP. It has been calculated in accordance with the South African Institute of Chartered Accountants' circular issued in this regard.


9. Net asset value per share (cents)                               6,223.2                 5,417.9                5,690.2

The calculation of net asset value per share is based on net assets of R29,106 million (September 30, 2006: R27,675 million; March 31, 2007: R31,724 million) and 511,513,237 (September 30, 2006: 510,804,915; March 31, 2007: 509,769,454)
number of ordinary shares outstanding.

10. Property, plant and equipment

Additions and disposals of property, plant and equipment were as follows:


Additions                                                            8,648                   3,913                  3,580
Disposals                                                             (50)                    (16)                   (19)

11. Intangible assets


Additions (including business combinations)                          1,841                     438                  2,820

Included in the additions for September 30, 2007, is R1,684 million goodwill and R244 million for other intangible assets recognised as a result of the acquisition of Multi-Links Telecommunications (Proprietary) Limited as well as R475 million goodwill as a result of the acquisition of the minorities of Smartphone SP (Proprietary) Limited and Smartcom (Proprietary) Limited by the Vodacom Group. The remaining additions relate to the software intangible asset class. There were no disposals of intangible assets during the six months ended September 30, 2007.


12. Deferred taxation                                              (1,123)                 (1,159)                (1,774)
Deferred tax assets                                                    593                     332                    252
Deferred tax liabilities                                           (1,716)                 (1,491)                (2,026)

The major part of the deferred tax asset relates to taxation losses, provisions and deferred income recognised in the Vodacom Group.
The deferred tax liability increased mainly due to the increase in the temporary differences between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives, as well as from the acquisition of Multi-Links


Telecommunications (Proprietary) Limited.
13. Inventories                                                      1,093                   1,266                  1,541
Gross inventories                                                    1,275                   1,402                  1,732
Write-down of inventories to net realisable value                    (182)                   (136)                  (191)
14. Net cash and cash equivalents                                      308                     153                (1,525)
Cash shown as current assets                                           749                     718                    778
  Cash and bank balances                                               649                     718                    778
  Short-term deposits                                                  100                       -                      -
Credit facilities utilised                                           (441)                   (565)                (2,303)
Undrawn borrowing facilities                                         8,658                   9,796                  7,864

The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity. Borrowing powers
To borrow money, the directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright as a security or debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan.


15. Share capital and premium
Issued and fully paid                                                5,329                   5,339                  5,329
532,855,526 (September 30, 2006: 533,891,032;
March 31, 2007: 532,855,526) ordinary shares of
R10 each                                                             5,329                   5,339                  5,329
1 (September 30, 2006: 1; March 31, 2007: 1)
Class A ordinary share of R10                                            -                       -                      -
1 (September 30, 2006: 1; March 31, 2007: 1)
Class B ordinary share of R10                                            -                       -                      -

The following table illustrates the movement within the number of shares issued:


                                                                 Number of               Number of              Number of
                                                                    shares                  shares                 shares
Shares in issue at beginning of year                           544,944,899             544,944,899            532,855,528
Shares bought back and cancelled                              (12,089,371)            (11,053,865)                      -
Shares in issue at end of year/period                          532,855,528             533,891,034            532,855,528

The class A and class B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary class A and class B shares are documented in the Articles of Association of Telkom.
The unissued shares are under the control of the directors of Telkom until the next Annual General Meeting.

16. Treasury shares                                                (1,774)                 (1,775)                (1,638)

At September 30, 2007, 10,493,233 (September 30, 2006: 12,237,061; March 31,
2007: 12,237,016) and 10,849,058 (September 30, 2006: 10,849,058; March 31,
2007: 10,849,058) ordinary shares in Telkom, with a fair value of R1,821 million (September 30, 2006: R1,646 million; March 31, 2007: R2,031 million) and R1,882 million (September 30, 2006: R1,459 million; March 31, 2007: R1,801 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.
The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (`TCSP'). In addition, the directors agreed that, subject to JSE Listing requirements, the treasury shares held by Acajou Investments (Proprietary) Limited be made available to the TCSP to make up for the current shortfall in the share scheme after the additional grants during the current period (refer to note 17).
The reduction in the treasury shares is due to 1,743,783 shares that vested in terms of the TCSP during the six months ended September 30, 2007.
17. Share-based compensation reserve
The Telkom Board approved a fourth and final enhanced allocation of shares to employees on September 4, 2007, with a grant date of September 27, 2007, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant. A total of 6,089,810 shares were granted. No consideration is payable on the shares issued to employees, but performance criteria will have to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of shares granted, commencing on the grant date. The Board has also approved an enhanced allocation for the November 2006 grant on September 4, 2007, with a grant date of September 27, 2007. The number of additional shares granted with respect to the 2006 allocation is 4,966,860 shares. The following table illustrates the movement within the Share-based compensation reserve:


                                                           March 31,             September 30,              September 30,
                                                                2007                      2006                       2007
                                                                  Rm                        Rm                         Rm
Balance at beginning of year                                     151                       151                        257
Net increase/(decrease) in equity                                106                        52                      (110)
Employee cost*                                                   141                        86                         26
Vesting and transfer of shares                                  (35)                      (34)                      (136)
Balance at end of year/ period                                   257                       203                        147
*The decrease in the employee cost for the current period is mainly as a result of the change in assumptions listed below.
The principal assumptions used in calculating the expected number of shares that will vest are as follows:
Employee turnover (%)                                              5                         5                          5
Meeting specified performance criteria - 2008
vesting (%)                                                      100                       100                         50
Meeting specified performance criteria - all
remaining vesting (%)                                            100                       100                        100
At September 30, 2007 the estimated total compensation expense to be recognised over the vesting period was R2,095 million (September 30, 2006: R375 million;
March 31, 2007: R580 million), of which R26 million (September 30, 2006: R86 million; March 31, 2007: R141 million) was recognised in employee expenses for the six months ended September 30, 2007. 18. Interest-bearing debt
Long-term portion of interest-bearing debt                    4,338                      8,544                      4,501
Local debt                                                    2,359                      6,484                      2,457
Foreign debt                                                    820                        857                        923

Finance leases                                                1,159                     1,203                       1,121
Current portion of interest-bearing debt                      6,026                     3,722                      10,962
Local debt                                                    5,772                     3,437                      10,718
Foreign debt                                                    193                       237                         167
Finance leases                                                   61                        48                          77

Movements in borrowings for the period are as follows:
Repayments/financing
Commercial Paper Bills with a nominal value of R11,908 million were issued during the period under review. Repayments of Commercial Paper Bills debt to the value of R8,510 million were made during the period including the R1,350 million nominal value that was outstanding at March 31, 2007. Commercial Paper Bills with a nominal value of R4,748 million as at September 30, 2007 is expected to be repaid/refinanced from cash flow operations and the issue of new debt instruments upon maturity.
Repayments/refinancing of current portion of interest-bearing debt
The repayment/refinancing of R10,962 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. Included in the R10,962 million current portion is R4,680 million nominal value of the TK01 bond due on March 31, 2008.
Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.


                                                                                                           September 30,
                                                                                                                    2007
                                                                                                                      Rm
19          Acquisitions and disposals of subsidiaries and minorities
19.1        Acquisitions
            By Telkom
            Africa Online Limited (`AOL')
            On February 23, 2007 Telkom acquired 100% shareholding of AOL from
            African Lakes Corporation for a total cost of R150 million, with a resulting goodwill of R145 million.
            Multi-Links Telecommunications (Proprietary) Limited (`Multi-Links')
            On May 1, 2007 Telkom acquired a 75% shareholding of Multi-Links for a total cost of R1,985 million.
            Multi-Links is a Nigerian Private Telecommunications Operator with a
            Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria.
            Multi-Links is domiciled and incorporated in Nigeria.
            At this stage Telkom has not taken a decision to dispose of any operations as a result of the combination. The following intangible assets were identified and fair valued at period end:
            Customer relationships                                                                                    88
            Licence                                                                                                   37
            Brand                                                                                                    119
                                                                                                                     244
            The goodwill recognised at September 30, 2007 was provisionally calculated as follows:
            Purchase price                                                                                         1,985
            Fair value of intangible assets valued to date                                                         (244)
            Deferred taxation raised on intangible assets                                                             78
            Contingencies recognised                                                                                  35
            Deferred tax assets recognised                                                                          (35)
            Less: Net asset value acquired (excluding fair value of intangible assets)                             (235)
            Minority interests                                                                                       100
            Goodwill                                                                                               1,684
            The purchase price allocation will be completed in the 2008 financial year.
            Goodwill has not been tested for impairment as the accounting is provisional and has not been allocated to the various cash-generating units.
            Revenue amounting to R310 million and profit of R5 million are included in the condensed consolidated interim financial statements.
            Revenue would have amounted to R330 million and profit to R6 million if Multi-Links had been consolidated for the full six months ended
            September 30, 2007.

                                                                                                           September 30,
                                                                                                                    2007
                                                                                                                      Rm
19          Acquisitions and disposals of subsidiaries
            and minorities (continued)
19.1        Acquisitions (continued)
            By the Group's 50% joint venture, Vodacom
            Smartphone SP (Proprietary) Limited and subsidiaries (`Smartphone
            SP') On August 31, 2007 the Vodacom Group increased its interest in the equity of Smartphone SP from 70% to 100%. The acquisition was accounted for using the parent entity extension method.
            Minority interest acquired                                                                                 2
            Goodwill                                                                                                 466
            Purchase price (including capitalised cost)                                                              468
            Capitalised cost payable                                                                                 (1)
            Cash consideration                                                                                       467
            Smartcom (Proprietary) Limited (`Smartcom')
            On September 1, 2007 the Vodacom Group increased its interest in the equity of Smartcom from 88% to 100%. The acquisition was accounted for using the parent entity extension method.
            Minority interest acquired (< R1 million)                                                                  -
            Goodwill                                                                                                   9
            Purchase price                                                                                             9
            By the Group's subsidiary, Telkom Media (Proprietary) Limited (`Telkom Media')
            On August 13, 2007 Telkom Media acquired a 45% shareholding in One Africa
            Television (Proprietary) Limited and Downlink (Proprietary) Limited
            respectively, two
            companies registered in the Republic of Namibia, for a total cost of R18 million.
            Purchase price                                                                                            18
19.2        Disposals of Subsidiaries
            By the Group's 50% joint venture, Vodacom Ithuba Smartcall
            (Proprietary) Limited (`Ithuba Smartcall') On September 3, 2007, the
            Group disposed of its 52% interest in Ithuba Smartcall.
            The fair value of the assets and liabilities


            disposed of was less than R1 million.
            Stand 13 Eastwood Road Dunkeld (Proprietary)
            Limited On September 3, 2007, the Group disposed of its 100%
            interest in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited.
            The fair value of the assets and liabilities disposed was as follows:
            Carrying amount of net assets disposed of                                                                  4
            Capital gain on disposal                                                                                   4
            Selling price                                                                                              8

19.3 Minority put options
Congolese Wireless Network s.p.r.l. put option
In terms of a shareholder agreement, the minority shareholder in Vodacom Congo
(RDC) s.p.r.l., Congolese Wireless Network s.p.r.l., has a put option which came into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. The option price will be fair market value of the related shares at the date the put option is exercised. The option liability's value increased to R337 million (Group share: R169 million) (September 30, 2006: R183 million (Group share: R92 million); March 31, 2007:
R249 million (Group share: R125 million)). The liability is reflected as a short-term financial liability.
Multi-Links put option
In terms of the sale agreement between Telkom and the previous shareholders of Multi-Links, the minorities have been granted a put option that requires Telkom to purchase all of the minorities' shares in Multi-Links, if the minorities put their shares to Telkom. The put option is exercisable within 90 days of the second anniversary of signing the sales agreement. A liability of R661 million has been recognised in this regard and is included in other non-current financial liabilities.


                                                                        March 31,      September 30,        September 30,
                                                                             2007               2006                 2007
                                                                               Rm                 Rm                   Rm
20          Commitments
            Capital commitments
            Capital commitments authorised                                 11,167              6,621                9,440
              Fixed-line                                                    7,000              3,940                4,480
              Mobile                                                        4,159              2,666                3,516
              Other                                                             8                 15                1,444
            Commitments against authorised capital expenditure              1,099              2,067                2,875

              Fixed-line                                                      506                719                1,482
              Mobile                                                          591              1,346                  918
              Other                                                             2                  2                  475
            Authorised capital expenditure not yet contracted              10,068              4,554                6,565
              Fixed-line                                                    6,494              3,221                2,998
              Mobile                                                        3,568              1,320                2,598
              Other                                                             6                 13                  969

Capital commitments comprise of commitments for property, plant and equipment and intangible assets. Management expects these commitments to be financed from internally generated cash and other borrowings.
2010 FIFA World Cup Commitments
The FIFA World Cup commitments is an executory contract which requires the Group to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services. Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa.



                                                           March 31,         September 30,          September 30,
                                                                2007                  2006                   2007
                                                                  Rm                    Rm                     Rm
21       Contingencies
         Third parties                                            28                    31                     40
         Fixed-line                                               19                    23                     18
         Mobile                                                    4                     3                     17
         Other                                                     5                     5                      5

Third parties
These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.50% per year which was subsequently increased to USD 172 million plus interest at a rate for 15.50% for money outstanding and damages.
The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (`IDRC'). The first hearing was held in London on May 21, 2007 and was a `directions hearing' in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing.
In the second hearing in London at the IDRC on June 25 and 26, 2007 the arbitrator set out a list of issues for determination at the quantum hearing.
At a subsequent hearing during July 2007 in London the arbitrator ruled that the rate in terms of the Prescribed Rate of Interest will apply on both damages and debt claims, permitted Telcordia to a further amount in addition to the existing claim, permitted VAT to be claimed on Telcordia's claim, where applicable, and set out an agreed timetable for the future conduct of proceedings. A full hearing will take place between April 28, 2008 and May 23, 2008 in South Africa and further argument to take place between June 9, 2008 and June 20, 2008 in London.
A provision has been recognised based on management's best estimate of the probable payments in this regard.


                                                 March              September                September
                                                   31,                    30,                     30,
                                                  2007                   2006                    2007
                                                    Rm                     Rm                      Rm
Supplier dispute liability included in
current portion
of provisions                                      527                      -                     441

The provision has decreased from March 31, 2007 due to provisional payments made and exchange rate movements.
Competition Commission
The South African Value Added Network Services (`SAVA')
Telkom filed its replying affidavit on August 1, 2007. The application review of the matter has been set down for hearing on April 24, 2008 and April 25, 2008. The matter is being held over pending decision by the High Court regarding the jurisdiction of the Competition Tribunal to hear the matter.
Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.
The Internet Service Providers Association (`ISPA')
The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom has provided the records requested and no further activity has occurred since.
M-Web and Internet Solutions (`IS')
To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.
M-Web
On June 5, 2007 M-Web brought an application against Telkom for interim relief at the Competition Tribunal in regards to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS (ADSL access) to M-Web without interruption of the service. Although Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal, Telkom has also filed an application in the Transvaal Provincial Division of the High Court on July 3, 2007 for an order declaring that the Competition

Tribunal does not have jurisdiction to hear the application made to it by M-Web. The application has been set down for hearing on April 29 and 30, 2008. The main matter is being held over pending the outcome of the application in the High Court. As is the case with the SAVA matter, only if the High Court decides that the Competition Tribunal does have jurisdiction to hear the matter, will the matter again be set down for hearing.
The Group's exposure is 50% of the following items:
Retention Incentives
The Vodacom Group has committed a maximum R902 million (March 31, 2007: R652 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts. Equity investments
The Vodacom Group through Vodacom Ventures (Proprietary) Limited has acquired a 35% equity stake in X-Link Communications (Proprietary) Limited for R12 million, which is subject to Competition Commission approval. The Board of Vodacom Group (Proprietary) Limited has also approved the exercise of the option to acquire a further 15.5% equity investment in WBS Holdings (Proprietary) Limited should certain suspensive conditions be fulfilled.
Put and call options
In terms of various shareholders' agreements, put and call options exist for the acquisition of shares in various companies. None of the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.
Negative working capital ratio
At each of the financial periods ended September 30, 2007 and 2006 and the year ended March 31, 2007 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.


                                                                     March 31,      September 30,      September 30,
                                                                          2007               2006               2007
                                                                            Rm                 Rm                 Rm
22       Segment information
         Eliminations represent the inter-segmental
         transactions that have been eliminated against
         segment results. The mobile segment represents
         the Group's joint venture

         Vodacom.
         Business Segment
         Consolidated operating revenue                                 51,619             25,147             27,227
           Fixed-line                                                   32,454             16,025             16,108
           Mobile                                                       20,573              9,733             11,407
           Other                                                         1,222                522                902
           Elimination                                                 (2,630)            (1,133)            (1,190)
         Consolidated other income                                         384                213                204
           Fixed-line                                                      711                563                189
           Mobile                                                           42                 24                 22
           Other                                                            54                 21                 26
           Elimination                                                   (423)              (395)               (33)
         Consolidated operating expenses                                37,533             17,675             20,118
           Fixed-line                                                   24,218             11,272             12,011
           Mobile                                                       15,185              7,274              8,573
           Other                                                           589                295                747
           Elimination                                                 (2,459)            (1,166)            (1,213)
         Consolidated operating profit                                  14,470              7,685              7,313
           Fixed-line                                                    8,947              5,316              4,286
           Mobile                                                        5,430              2,483              2,856
           Other                                                           687                248                181
           Elimination                                                   (594)              (362)               (10)
         Consolidated investment income                                    235                170                130
           Fixed-line                                                    3,422              1,850                839
           Mobile                                                           36                 14                 24
           Other                                                             8                  4                  8
           Elimination                                                 (3,231)            (1,698)              (741)
         Consolidated finance charges                                    1,125                437                972
           Fixed-line                                                      856                426                704
           Mobile                                                          269                 12                247
           Other                                                             -                (1)                 20
           Elimination                                                       -                  -                  1

         Consolidated taxation                                           4,731              2,844              2,678
           Fixed-line                                                    2,652              1,831              1,798
           Mobile                                                        1,918                928                806
           Other                                                           161                 85                 74
         Minority interests                                                203                 74                 93
           Mobile                                                          109                 21                 31
           Other                                                            94                 53                 62
         Profit attributable to equity holders of Telkom                 8,646              4,500              3,700

           Fixed-line                                                    8,861              4,909              2,623
           Mobile                                                        3,170              1,536              1,796
           Other                                                           440                115                 33
           Elimination                                                 (3,825)            (2,060)              (752)
         Consolidated assets                                            57,426             53,540             61,859
           Fixed-line                                                   44,241             41,397             43,295
           Mobile                                                       14,026             13,029             15,296
           Other                                                           939                857              3,670
           Elimination                                                 (1,780)            (1,743)              (402)
         Investments                                                     1,461              1,235              1,522
           Fixed-line                                                    2,166              1,844              4,533
           Mobile                                                          181                123                168
           Other                                                             -                  -                 32
           Elimination                                                   (886)              (732)            (3,211)
         Other financial assets                                            259                576                214
           Fixed-line                                                    4,061              3,538              3,900
           Mobile                                                           28                142                 15
           Other                                                             1                  -                  -
           Elimination                                                 (3,831)            (3,104)            (3,701)
         Total assets                                                   59,146             55,351             63,595
         Consolidated liabilities                                       15,951             14,288             17,477
           Fixed-line                                                    8,239              7,176             10,237
           Mobile                                                        7,416              6,897              7,364
           Other                                                           374                284                375
           Elimination                                                    (78)               (69)              (499)
         Interest-bearing debt                                          10,364             12,266             15,463
           Fixed-line                                                    9,113             10,923             14,185
           Mobile                                                        1,278              1,372              1,181
           Other                                                             4                  7                488
           Elimination                                                    (31)               (36)              (391)
         Other financial liabilities                                       229                214                958
           Fixed-line                                                    3,889              3,224              4,433
           Mobile                                                          159                 95                227
           Other                                                            13                  -                  -
           Elimination                                                 (3,832)            (3,105)            (3,702)
         Tax liabilities                                                   594                583                122
           Fixed-line                                                        -                315                  -
           Mobile                                                          556                241                104
           Other                                                            38                 27                 18
         Total liabilities                                              27,138             27,351             34,020
         Other segment information
         Capital expenditure for property, plant and equipment           8,648              3,913              3,580
           Fixed-line                                                    5,547              2,526              2,464
           Mobile                                                        3,069              1,367                977

           Other                                                            32                 20                139
         Capital expenditure for intangible assets                       1,598                277                863
           Fixed-line                                                    1,052                 73                183
           Mobile                                                          539                204                671
           Other                                                             7                  -                  9
         Depreciation and amortisation                                   5,019              2,454              2,745
           Fixed-line                                                    3,299              1,648              1,702
           Mobile                                                        1,681                787                952
           Other                                                            39                 19                 91
         Impairment and asset write-offs                                   296                 86                156
           Fixed-line                                                      284                 67                165
           Mobile                                                           12                 19                (9)

23 Related parties
Details of material transactions and balances with related parties not disclosed separately in the condensed consolidated interim financial statements were as follows:

                                                                       March 31,        September 30,       September 30,
                                                                            2007                 2006                2007
                                                                              Rm                   Rm                  Rm
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables                                                             61                   59                  44
Trade payables                                                             (353)                (303)               (388)
Related party transactions
Revenue                                                                    (755)                (375)               (385)
Expenses                                                                   1,494                  725                 754
Audit fees                                                                     3                    1                   2
Revenue includes interconnect fees and lease and installation of transmission lines.
Expenses mostly represent interconnect expenses.
With shareholders:
Government
Related party balances
Trade receivables                                                            271                  236                 298
Related party transactions
Revenue                                                                  (2,458)              (1,105)             (1,277)

With entities under common control:
Major public entities
Related party balances
Trade receivables                                                             59                   47                  42
Trade payables                                                               (6)                  (5)                (16)
The outstanding balances are unsecured and will be settled in cash in the ordinary course of business.
Related party transactions
Revenue                                                                    (369)                (150)               (185)
Expenses                                                                     238                   94                 114
Rent received                                                               (29)                  (9)                (10)
Rent paid                                                                     27                   35                  10
Key management personnel compensation:
(Including directors' emoluments)
Related party transactions
Short-term employee benefits*                                                176                  112                 126
Post employment benefits                                                      14                    7                  12
Termination benefits                                                           -                    -                  16
Equity compensation benefits                                                   8                    2                  14
Other long term benefits                                                      27                    4                   7

*The comparatives for September 30, 2006 were restated to include directors' emoluments of Vodacom which were previously excluded as well as to reclassify certain amounts to other long-term benefits.
Terms and conditions of transactions with related parties
The sales to and purchases from related parties of telecommunication services are made at arm's length prices. Except as indicated above, outstanding balances at the end of the period are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the period ended September 30, 2007, the Group has not made any impairment of amounts owed by related parties (September 30, 2006: RNil; March 31, 2007: RNil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
24 Significant events
Swiftnet (Proprietary) Limited
Telkom is in the process of selling a 30% shareholding in its subsidiary Swifnet (Proprietary) Limited in order to comply with existing licence requirements from the Independent Communications

Authority of South Africa (`ICASA'). The 30% shareholding has in principle been sold to empowerment investors, the Radio Surveilance Consortium (`RSC'), for R55 million. The transaction, however, is still subject to an ICASA approval process.
Telkom Media (Proprietary) Limited
On August 31, 2006 Telkom created a new subsidiary, Telkom Media (Proprietary) Limited with a Black Economic Empowerment (`BEE') shareholding. ICASA awarded Telkom Media a commercial satellite and cable subscription broadcast licence on September 12, 2007.
The BEE shareholders are Videovision Entertainment, MSG Afrika Media and WDB Investment Holdings (Proprietary) Limited. At September 30, 2007 these shares have not been transferred as arrangements have not been concluded between the parties.
Mobile strategy
Telkom issued a cautionary announcement on September 3, 2007, which advised shareholders that discussions are underway with Vodafone plc and MTN Group Limited, in line with our mobile strategy of combining both fixed and mobile telephony to mitigate the slower growth of fixed-line usage. Telkom's focus is on achieving integration with the mobile partner that the company will choose to move forward with to deliver fixed and mobile services to compliment each other, a strong African footprint and an ability to offer converged services to our customers in the future.
The Board is committed, through the mobile strategy review, to explore all options to accelerate Telkom's long-term sustainable growth strategy.
25 Subsequent events
The directors are not aware of any other matters or circumstances since the consolidated interim financial statements for the six months ended September 30, 2007 and the date of this report, not otherwise dealt with in the consolidated interim financial statements, which significantly affects the financial position of the Group and the results of its operations.


10       Supplementary Information

                                                                          Year ended                     Six months ended
                                                                           March 31,                        September 30,
In ZAR millions                                                                 2007              2006               2007
EBITDA
Earnings before interest,
taxation, depreciation
and amortisation (EBITDA) can
be reconciled as follows:
EBITDA                                                                        19,785            10,225             10,214
Depreciation, amortisation, impairment and write-offs                        (5,315)           (2,540)            (2,901)
Investment income                                                                235               170                130
Finance charges                                                              (1,125)             (437)              (972)
Taxation                                                                     (4,731)           (2,844)            (2,678)
Minority interests                                                             (203)              (74)               (93)
Net profit                                                                     8,646             4,500              3,700
Headline earnings
The disclosure of headline earnings is a requirement of
the JSE Securities Exchange, South Africa and is not a
recognised measure under US GAAP.
Headline earnings can be reconciled as follows:
Earnings as reported                                                           8,646             4,500              3,700
Profit on disposal of investment                                                (52)              (43)                (4)
Net profit and loss on disposal of property, plant and
equipment and intangible assets                                                 (29)                 5               (19)
Impairment of property, plant and equipment and
intangible assets                                                                 12                19                 89
Reversal of impairment of property, plant and equipment                            -                 -                (9)
Write-offs of property, plant and equipment                                      284                67                 76
Tax effects                                                                     (62)              (14)               (41)
Headline earnings                                                              8,799             4,534              3,792

US DOLLAR CONVENIENCE
                                                                                            Year ended   Six months ended
                                                                                             March 31,      September 30,
                                                                                                  2007               2007
Revenue                                                                                          7,503              3,957
Operating profits                                                                                2,103              1,063
Net profit                                                                                       1,286                551
EBITDA                                                                                           2,876              1,485
EPS (cents)                                                                                      244.3              105.3
Net debt                                                                                         1,457              2,577
Total assets                                                                                     8,597              9,243
Cash flow from operating activities                                                              1,360                 99
Cash flow used in investing activities                                                         (1,513)             (1022)
Cash flow used in financing activities                                                           (424)              (657)
Exchange rate
Period end1
US$1 = ZAR                                                                                        6.88               6.88
1. Noon buying rate

Diversifying Revenue Streams.


Contacts
Investor relations             Media relations               Retail investors
Nicola White                   Lulu Letlape                  Computershare
+27 12 311 5720                +27 12 311 4301               086 110 0948
whitenh@telkom.co.za           Letlapll@tekom.co.za
The information contained in this document is also available on Telkom's investor relations website

http://www.telkom.co.za/ir

Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.